Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For December 2, 2003

TECHNIP
(Exact name of registrant as specified in its charter)

6-8 allée de l’Arche
92973 Paris La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑                                                   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                                   No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHNIP

Dated: December 2, 2003

	By:	/s/ Olivier Dubois

Olivier Dubois Senior Executive Vice President Finance and Control

ACTIVITY REPORT FOR THE FIRST HALF OF 2003

A French corporation (société anonyme) with capital of € 72,401,909.55.
Corporate headquarters: 6-8 allée de l’Arche, Faubourg de l’Arche — Zac Danton, 92400
COURBEVOIE.
Nanterre Trade Registry B 589 803 261. — APE: 741J.

I	ACTIVITY REPORT FOR THE FIRST HALF OF 2003

II	CONSOLIDATED STATEMENTS OF INCOME FOR THE FIRST HALF OF 2003

III	AUDITORS' REPORT

I — ACTIVITY REPORT FOR THE FIRST HALF OF 2003

BUSINESS ACTIVITIES IN THE FIRST HALF OF 2003

OFFSHORE

Indonesia
Technip won an integrated contract from ConocoPhillips Indonesia Inc, for around USD 82 million for the subsea tie-backs for 14 wells to existing platforms in block B in the Sea of Natuna. The work will be performed in three offshore installation phases between 2003 and 2005. February 2003

Ireland
Technip secured an integrated contract of around 54 million euros with Seven Heads Ltd, a subsidiary of Ramco Energy plc, for the subsea development of the Seven Heads natural gas field, located in the Celtic Sea, southwest of Ireland.
March 2003

Angola
As the leader of a group of companies, Technip was awarded a contract worth USD 640 million by Total Angola E&P to provide engineering services, supply equipment and manufacture topsides for a Floating Production Storage Offloading Vessel (FPSO) for the Dalia oil field in block 17 at depths of between 1,200 and 1,500 meters. Technip’s interest in the contract amounts to around 200 million dollars.
At the same time, Total Angola awarded Technip an integrated contract of some 580 million dollars covering the engineering, supply and laying of the subsea pipe system for the Dalia field. Technip has a 100 percent interest in the project.
Delivery of the facilities is scheduled for mid-2006.
May 2003

Norway
Technip was awarded a contract of some 50 million euros by Statoil to provide flexible risers for the Kristin field. The major installation work will be completed during the summer of 2005.
June 2003

Egypt
Burullus Gas Company (EGAS/British Gas/Petronas) awarded Technip an integrated contract of some 300 million dollars for the subsea development of the Simian/Sienna natural gas fields located in deep water (677 to 993 meters) in the Mediterranean. The project calls for supplying and installing manifolds, rigid pipes and umbilicals as well as a platform supporting a multiplex electro-hydraulic control system and a methanol injection unit. The work is slated for completion by March 2005.
June 2003

Azerbaijan
A project of some 300 million dollars was awarded to Technip by BP and its partners for phase 1 of the development of the Shah Deniz natural gas field, located in the Azeri sector of the Caspian Sea. The centerpiece of this development is a TPG 500 drilling and production platform with a capacity of 900 million SCFD of gas and 58,300 bpd of condensates. Technip is responsible for the design, engineering and supply of proprietary equipment and procurement services for the other equipment as well as for managing the project. Commissioning is slated for the third quarter of 2006.
June 2003

Nigeria
Technip was awarded a contract of some 460 million dollars by the NNPC/Mobil joint venture for the development of the East Area —Additional Oil Recovery Project. Technip is responsible for the engineering, supply, manufacture, installation, hook-up, commissioning and start-up assistance for a gas compression platform for the East Area field. Delivery of the facilities is slated for early 2006.
June 2003

ONSHORE AND DOWNSTREAM

Qatar
Technip signed a turnkey contract of around 675 million dollars with Oryx GTL Ltd (Qatar Petroleum/Sasol) for the design and construction of a GTL (Gas-To-Liquids) complex in Ras Laffan. With a capacity of 34,000 barrels/day of liquid petroleum produced from natural gas, the complex will use the Sasol Slurry Phase Distillate process, and will be both the largest and the most technologically advanced in the world. The contract went into effect in March 2003. Start-up is slated for late 2005.
January 2003

China
In partnership with a Chinese engineering company, Technip was awarded a turnkey contract of some 205 million dollars by Shanghai Secco Petrochemical Company (SECCO) for the design and construction of two low-density linear polyethylene plants in Caojing, near Shanghai. With a capacity of 300,000 metric tons a year each, these plants will use BP’s Innovene technology. Delivery is slated for February 2005. February 2003

Belgium
Total entrusted Technip with the design and construction of a gasoline hydro-processing plant using Axens’ “Prime G +” process for its Antwerp refinery. This project (the Clean Gasoline Project) comes with an estimated cost of 50 million euros and will make it possible to produce gasoline containing less than 10 ppm of sulfur. The plant should be ready for start-up in October 2004.
March 2003

Iran
Technip and a subsidiary of the National Petrochemical Company of Iran signed a contract of some 173 million euros for the design and construction of a 500,000-ton-a-year ethylene steam cracker to be built on Kharg Island. The plant will use the technology and furnaces designed by Technip. Financing for the project is in the process of being arranged.
March 2003

Abu Dhabi
Abu Dhabi Company for Onshore Oil Operations (ADCO) awarded the Technip/NPCC partnership led by Technip a turnkey contract of USD 566 million for the North East Bab (NEB) project. The contract covers the design and construction of a collection system, two processing plants, pipelines to transport the gasoline to Bab, as well as control and telecommunications systems. The aim of the project is to increase the production capacity of two fields — Rumaitha located in the desert and Al Dabb’iya located on the coast, where most wells are on scarcely visible islands. The facilities are slated for commissioning by the last quarter of 2005.
May 2003

France
SCA, a joint venture between Shell Pétrochimie Méditerranée and Basell, awarded Technip a project to improve the performance of its steam-cracker in the Berre petrochemical complex. The contract calls for changes in the unit’s hot and cold section, using Technip’s ethylene production technologies.
May 2003

INDUSTRIES
CHEMICALS
China
BASF awarded Technip a contract to design and build a polytetrahydrofuran (PolyTHF®) plant in Caojing, near Shanghai. The services to be provided by Technip include engineering, equipment procurement and construction management. The new BASF technology will be used at the plant to convert butane directly to tetrahydrofuran (THF), to produce 60,000 metric tons a year of PolyTHF® and supply the Chinese market with spandex fibers (elastic synthetic fiber). Start-up is slated for the second half of 2004.
January 2003

COGENERATION
Germany
Technip was awarded a turnkey contract of around 41 million euros by RWE Systems AG to expand and upgrade two gas-fired cogeneration units located in Bochum and Dortmund.
January 2003

METALS
Republic of South Africa
Technip, in a 50-50 joint venture with the Bateman group, signed a 600 million dollar contract with Pechiney to build a plant capable of producing 460,000 metric tons a year of primary aluminum in Coega in the Eastern Cape Province. The joint venture is responsible for the detail engineering, supplying equipment and construction. Construction will begin once the project financing is arranged, which is expected during the first half of 2004.
February 2003

MAJOR EVENTS
IN THE FIRST HALF OF THE YEAR

Thanks to our strategic positioning, we had record growth in our order book. In a little over a year, we have begun to reap the rewards of our merger with Coflexip. Since the beginning of the year, without relaxing our contractual discipline or our profitability requirements, we won some very large contracts, such as Dalia, Shah Deniz, East Area, Simian-Sapphire and Amenam 2. These successes mean that the major oil companies now view us as being part of the very small circle of engineering companies capable of carrying out efficiently and reliably not only major onshore projects, for which our reputation has long been soundly established, but also major complex offshore developments, which represent a high-growth market.

From a financial standpoint, as explained in detail in the press release broadcast on September 5, 2003 (see below) and in the financial statements included under Point II of this report, we posted a ten percent increase in operating income and a record backlog thanks to offshore orders received.

FORESEEABLE TREND DURING THE FISCAL YEAR

For the whole of 2003, based on the current exchange rates of the principal currencies, it is conceivable that our revenues will increase more quickly than initially expected, owing to the large amount of orders taken. Annual operating income before depreciation of goodwill may be up by around 10 percent. However, we must not forget that unexpected technological or climatic incidents can affect the execution of some contracts now underway. Lastly, given the geographical distribution of our activities, the tax expense for the year should increase more quickly than pre-tax income.

PRESS RELEASE
Paris, September 5, 2003

SECOND QUARTER AND FIRST HALF 2003 RESULTS

First Half EBITA Up 10%
Offshore Order Intake Leads to Record Backlog

Euros in millions	2nd Quarter	1st Half

June 30 Backlog	7,572	7,572
Revenues	1,064	2,163
EBITA	52	97
Net Income:
- Before Goodwill	14	37
- After Goodwill	(15)	(19)
Fully Diluted Adjusted EPS	€0.75	€1.55
Fully Diluted Adjusted E/ADS	$0.22	$0.47

The Board of Directors of Technip has approved the unaudited consolidated accounts for the second quarter of 2003.

Daniel Valot, Chairman and CEO, commented: “Technip’s strategic positioning has led to unprecedented growth in the Group’s backlog. In just over a year we have started to reap the benefits of the consolidation between Technip and Coflexip. Thus far in 2003, without relaxing our well-known bidding discipline and margin requirements, we have been awarded the Dalia SURF and FPSO, Shah Deniz, East Area, Simian-Sapphire and Amenam 2 contracts. These contract awards indicate that Technip is now recognized by the oil majors as one of the very few contractors in the world able to reliably deliver not only onshore and downstream projects for which our leadership has been long established, but also large and complex field developments in the fast growing offshore market.

As expected, our EBITA during the first half of 2003 showed improvement, with an EBITA margin up by close to 50 basis points compared to the first half of 2002. We continue to streamline the Group’s post merger cost structure, as we saved more than 100 basis points on goodwill amortization, fixed asset depreciation and financial costs, the total of which represented 6.3% of revenue in the first half of 2003 compared to 7.6% during the same period last year.

For the full year 2003, based upon currently prevailing currency exchange rates, revenues may grow a bit faster than previously anticipated given the size of recent awards. EBITA is expected to increase by about 10%, in line with previous guidance given to the market. It is important, however, to keep in mind that in our business, technological and weather-related risks may affect the outcome of a few contracts currently nearing completion. Given our current business mix, we anticipate the tax burden for full year 2003 to grow faster than pre-tax earnings.

The strong and healthy backlog of the Group bodes well for growth in both revenues and earnings in 2004.”

I. OPERATIONAL HIGHLIGHTS

During the second quarter of 2003, Technip was awarded new orders totaling EUR 2.7 billion (compared to EUR 1.5 billion in the first quarter of 2003 and EUR 1.2 billion in the second quarter of 2002). Primary wins included:

•	two major contracts with a combined value of USD 1.2 billion (Group share USD 780 million) awarded by Total and its partners for the floating, production, storage, offloading facility (FPSO) and for the SURF package related to the development of the Dalia oil field, offshore Angola;

•	a USD 460 million (Group share USD 460 million) contract awarded by Exxon/Mobil related to a gas compression platform and associated facilities to be installed in the East Area field, offshore Nigeria;

•	a USD 566 million lump sum turnkey contract (Group share USD 374 million) awarded by Abu Dhabi Company for Onshore Oil Operations (ADCO) for the North East Bab (NEB) phase 1 project;

•	a contract worth about USD 300 million (Group share USD 300 million) awarded by BP and its partners for the stage 1 development, which includes a TPG drilling and production platform, of the Shah Deniz gas field in the Azerbaijan sector of the Caspian Sea;

•	a contract worth about USD 300 million (Group share USD 300) awarded by Burullus Gas Company for the sub sea development of the Simian/Sienna gas fields offshore Egypt;

•	a contract worth about USD 350 million (Group share USD 100 million) awarded by Total for the extension of the Amenam Kpono Oil and Gas Export Project (AMP2), offshore Nigeria; and

•	a contract worth about EUR 50 million (Group share EUR 50 million) awarded by Statoil for the supply of flexible risers for the Kristin Field Development Project.

As of June 30, 2003, the backlog* was EUR 7.6 billion (which is equivalent to 21 months of revenues), up 24% compared to the backlog of EUR 6.1 billion registered at March 31, 2003.

Without foreign exchange rate fluctuations, the Group backlog as of June 30, 2003 would have been approximately EUR 7.9 billion.

The Offshore Branch backlog of EUR 3.0 billion was sequentially up 89% and more than 57% above its level at the same time last year. On a sequential basis, the floater/integrated fixed backlog more than doubled to EUR 1.2 billion while the sub sea umbilicals, risers and flowlines (SURF) backlog totaled EUR 1.9 billion, a 63% increase.

In the onshore activities (Onshore/Downstream and Industries), backlog reached EUR 4.5 billion, up 1% compared to the end of March 2003 and 22% compared to June 30, 2002.

*	The remaining portion of contracts in force.

II. FINANCIALS

2003 first half revenues were EUR 2.2 billion, unchanged compared to the first half of 2002, as 2003 revenues were impacted by the weakening of the U.S. dollar and other currencies and by the disposal of non-strategic assets. Without foreign exchange movements and changes in scope of consolidation, first half 2003 revenues would have totaled approximately EUR 2.4 billion, 11% above first half 2002.

2003 second quarter revenues were EUR 1.1 billion. During the quarter, offshore revenues of EUR 467 million were lower sequentially and year-on-year due primarily to currency fluctuations and to a lesser extent to slow activity in the Gulf of Mexico and fewer jobs than expected in the British North Sea. Onshore revenues of EUR 597 million posted strong year-on-year growth of 11% and were up 5% sequentially due to the large contracts booked in 2002 entering into their execution stages.

Operating income before goodwill amortization (EBITA) for the first half of 2003 amounted to EUR 96.7 million, up 10% year-on-year. The EBITA margin for the first half of 2003 improved to 4.5% compared to 4.0% during the same period in 2002.

EBITA for the second quarter of 2003 amounted to EUR 52.3 million, up sequentially and little changed year-on-year. The Group’s EBITA margin for the second quarter of 2003 was 4.9%, unchanged from the second quarter of 2002.

Financial costs, including the non-cash provision for the redemption premium of the convertible bonds, were reduced from EUR 31.5 million in the first half of 2002 to 22.5 million in the first half of 2003.

Financial costs were reduced from EUR 15.2 million in the second quarter of 2002 to EUR 12.0 million in the second quarter of 2003.

Pre-goodwill net income for the first half of 2003 increased 19% compared to the same period one year ago. This improvement came despite a higher tax burden, which given the geographical mix of sales and earnings, increased from EUR 24.5 million in the first half of 2002 to EUR 37.3 million in the first half of 2003.

Pre-goodwill net-income for the second quarter 2003 was EUR 13.9 million compared to EUR 15.3 million during the same period in 2002.

After goodwill amortization, net income was EUR (18.5) million for the first half of 2003 compared to EUR (27.4) million for the same period in 2002.

Net income after goodwill amortization was EUR (15.0) million for the second quarter 2003 compared to EUR (14.1) million for the second quarter of 2002.

First half 2003 net income adjusted for the purpose of calculating fully diluted EPS amounted to EUR 44.6 million versus EUR 43.0 million during the same period one year ago (please refer to Annex 1). First half 2003 fully diluted adjusted EPS and E/ADS were EUR 1.55 and USD 0.42, respectively.

Second quarter 2003 adjusted net income amounted to EUR 21.6 million versus EUR 22.4 million during the same period one year ago. Fully diluted adjusted EPS and E/ADS were EUR 0.75 and USD 0.22, respectively.

First half 2003 net income reconciled to U.S. generally applied accounting principles (U.S. GAAP) amounted to EUR 11.3 million (unaudited). The main adjustments to reported French GAAP net income are the restatement of goodwill amortization of EUR (55.2) million and the impact of SFAS 133 on the accounting treatment of hedging instruments.

Second quarter 2003 net income reconciled to U.S. GAAP amounted to EUR (2.8) million (unaudited).

During the first half of 2003, cash from operations was EUR 111 million, unchanged compared to the first half of 2002. Capital spending was EUR 55 million compared to EUR 47 million during the same period last year. Change in working capital during the first half of 2003 amounted to EUR (176) million.

During the second quarter of 2003, cash from operations was EUR 47 million, capital spending was EUR 33 million and change in working capital was EUR (108) million.

The change in working capital was due to the following:

•	major onshore/downstream contracts booked in 2002 are starting to be executed, taking cash out of down payments received at signature time;

•	new orders booked in first half of 2003 related mainly to offshore projects which generally provide lower down payments than onshore contracts. In addition, some of those down payments were paid after June 30, 2003.

Given the change in working capital and the payment of dividends (EUR 77 million), net debt, excluding the redemption premium of convertible bonds, as of June 30, 2003 amounted to EUR 679 million compared to EUR 506 million as of December 31, 2002 and EUR 922 million as of June 30, 2002. Gearing at the end of the second quarter of 2003 was 35% compared with 44% as of June 30, 2002.

III. NEW AWARDS

Since the end of the second quarter 2003, main contracts awarded to Technip so far include:

•	a contract worth approximately USD 250 million (Group share USD 250 million) awarded by Burullus Gas Company for sub sea facilities for the Sapphire gas field, offshore northern Egypt;

•	a lump sum turnkey contract awarded by Saudi Aramco, for the addition of diesel hydro treating facilities at their Riyadh Refinery;

•	an EPIC contract worth about USD 125 million (Group share USD 125 million) awarded by Canadian Natural Resources for the sub sea development of the Baobab field offshore Ivory Coast; and

•	a contract worth about EUR 65 million (Group share EUR 65 million) awarded by Statoil for the installation of the infield flowlines, service lines and umbilicals at the Snøhvit field.

As a result, in addition to the backlog registered as of June 30, 2003 (and without taking into account smaller size contracts), the Group has in hand approximately between EUR 600 and 700 million worth of contracts which should enter into the backlog during the second half of 2003.

°
°    °

Statements in this document that are not historical fact are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including forward-looking statements with respect to the financial condition, results of operations, business and business cycles, competitiveness and strategy of the Technip Group. Such statements are based on a number of assumptions, expectations and forecasts that could ultimately prove inaccurate, and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including currency fluctuations, the level of capital expenditure in the oil and gas industry as well as other industries, the timing of development of energy resources, construction and project risks, armed conflict or political instability in the Persian Gulf or other regions, the strength of competition, interest rate fluctuations, control of costs and expenses, the reduced availability of government-sponsored export financing, the timing and success of anticipated integration synergies and stability in developing countries. For a further description of such risks and uncertainties, see the reports filed by Technip with the Securities and Exchange Commission and the “Commission des Opérations de Bourse.” Technip disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Except as otherwise indicated, the financial information contained in this document has been prepared in accordance with French GAAP, and certain elements would differ materially upon reconciliation to US GAAP.

°
°    °

With a workforce of about 19,000 persons, Technip ranks among the top five corporations in the field of oil, gas and petrochemical engineering, construction and services. Headquartered in Paris, the Group is listed in New York and Paris. The Group’s main engineering and business centers are located in France, Italy, Germany, the UK, Norway, Finland, the Netherlands, the United States, Brazil, Abu-Dhabi, China, India, Malaysia and Australia. The Group has high-quality industrial and construction facilities in France, Brazil, the UK, the USA, and Finland as well as a world-class fleet of offshore construction vessels.

°
°    °

Press Relations Sylvie Hallemans	Tel. +33 (0) 1 47 78 34 85 E-mail: shallemans@technip.com

Investor and Analyst Relations G. Christopher Welton	Tel. +33 (0) 1 47 78 66 74 E-mail: cwelton@technip.com

David-Alexandre Guez	Tel. +33 (0) 1 47 78 27 85 E-mail: daguez@technip.com

Internet:	www.technip.com

Technip trades under the symbol TKP on the NYSE and under the ISIN FR0000131708 on the Euronext.

ANNEX I
CONSOLIDATED STATEMENT OF INCOME
French GAAP
Unaudited

Euros in Millions except EPS	Second Quarter		First Half

E/ADS in US Dollars	2003	2002	2003	2002

Revenues	1,063.8	1,097.1	2,163.2	2,172.8
Cost of Sales	(983.2)	(1,004.8)	(2,008.3)	(2,008.5)
Depreciation and Amortization excluding Goodwill	(28.3)	(38.1)	(58.2)	(76.4)

Operating Income before Goodwill Amortization (1)	52.3	54.2	96.7	87.9

Financial Result	(7.8)	(10.5)	(14.4)	(23.7)
Provision for Redemption Premium on Convertible Bonds	(4.2)	(4.7)	(8.1)	(7.8)
Non-Operating Income (Loss)	(3.7)	(1.6)	(0.2)	(2.1)
Income Tax	(22.8)	(22.4)	(37.3)	(24.5)
Income of Equity Affiliates	0.5	—	0.5	0.9
Minority Interests	(0.4)	0.4	(0.5)	0.3

Net Income pre-Goodwill	13.9	15.3	36.7	30.9

Goodwill Amortization	(28.9)	(29.5)	(55.2)	(58.4)

Net Income	(15.0)	(14.1)	(18.5)	(27.4)

Net Income for EPS Calculation:
Net Income	(15.0)	(14.1)	(18.5)	(27.4)
Non-Operating (Income) Loss	3.7	1.6	0.2	2.1
Goodwill Amortization	28.9	29.5	55.2	58.4
Convertible Bond Financial Costs, after Tax	4.0	5.5	7.7	9.9

Adjusted Net Income (2)	21.6	22.4	44.6	43.0

Fully Diluted Adjusted EPS (3)	0.75	0.76	1.55	1.47

Fully Diluted Adjusted E/ADS (4)	0.22	0.22	0.45	0.42

(1)	Operating income before goodwill amortization (EBITA), is used for informational purposes only. It allows, in the Group’s opinion, to make more meaningful comparisons between its operational performance and those of its peers who may use different accounting standards, such as US GAAP.

(2)	Adjusted net income is calculated for information purposes only. It allows, in the Group’s opinion, to make more meaningful comparisons between its net income and those of its peers who may use different accounting standards, such as US GAAP (which, contrary to French GAAP, do not allow the amortization of goodwill). Furthermore, the Group is currently accruing on a quarterly basis the cost of the redemption premium associated with the possibility that convertible bonds due in January 2007 would not be redeemed for ordinary shares. However, the amount of fully diluted shares includes those shares that would be issued in the event that all outstanding convertible bonds would be redeemed for shares. In such an event, the redemption premium would not be paid, and therefore the associated post tax amount is accordingly added back. Non-operating income (loss) is excluded.

(3)	Number of fully diluted shares as of June 30: 2003 28,746,052 2002 29,308,601

(4)	E/ADS is in U.S. dollars and is calculated using the Federal Reserve Bank of New York noon buying rate (USD/EUR) of 1.1502 as of June 30, 2003. One ADS is equal to one-fourth of an ordinary share.

ANNEX II
CONSOLIDATED BALANCE SHEET

French GAAP
Unaudited

	June 30,	Mar. 31,	Dec. 31,	June 30,
Euros in Millions	2003	2003	2002*	2002*

Assets
Non-Current Assets	3,289	3,324	3,518	3,659
Contracts in Progress, Inventories & Deferred Bid Costs, net	5,359	5,337	4,977	5,499
Premium for Redemption of Convertible Bonds	62	67	74	86
Receivables & Other Current Assets, net	1,430	1,455	1,296	1,149
Cash & Cash Equivalents	634	726	741	702

Total Assets	10,774	10,909	10,606	11,095

Liabilities & Shareholders’ Equity
Shareholders’ Equity	1,921	2,007	2,026	2,084
Minority Interests	11	12	16	20
Financial Debt	1,313	1,232	1,247	1,623
Premium for Redemption of Convertible Bonds	87	88	90	93
Progress Payments on Contracts	5,740	5,751	5,420	5,533
Accrued Liabilities	314	323	329	309
Other Liabilities	1,388	1,497	1,478	1,433

Total Liabilities & Shareholders’ Equity	10,774	10,909	10,606	11,095

*	Audited

Changes in Shareholders Equity — First Half 2003
Euros in Millions

Shareholders’ Equity as of December 31, 2002	2,026.3
Net Income of the first half of 2003	(18.5)
Dividend Payment	(77.3)
Foreign Exchange Translation Adjustments and Others	(9.5)
Shareholders’ Equity as of June 30, 2003	1,921.0

ANNEX III
CONSOLIDATED STATEMENT OF CASH FLOWS
SECOND QUARTER 2003
Euros in Millions
Unaudited

Net Income	(15.0)
Depreciation of Property, Plants & Equipment	28.3
Goodwill Amortization	28.9
Provision for Redemption Premium on Convertible Bonds	4.2
Net Loss (Gain) on the Disposal of Fixed Assets	1.3
Deferred Income Tax	(0.9)
Minority Interests	0.4

Cash from Operations	47.2
Change in Working Capital	(107.5)
Net Cash Provided by (Used in) Operating Activities		(60.3)
Capital Expenditures	(33.0)
Net Cash Provided by (Used in) Investment Activities		(33.0)
Increase (Decrease) in Short Term Debt	84.2
Increase (Decrease) in Long Term Debt	0.1
Capital Issued	(0.9)
Dividend Payment	(77.3)
Net Cash Provided by (Used in) Financing Activities		6.1
Foreign Exchange Translation Adjustment		(4.7)

Net Increase (Decrease) in Cash and Cash Equivalents		(91.9)

Cash and Cash Equivalents as of March 31, 2003		726.1
Cash and Cash Equivalents as of June 30, 2003		634.2

		(91.9)

ANNEX IV
Euros in millions
Unaudited

	Revenues

	2nd Quarter			1st Half

Business Branch	2003	2002	Change	2003	2002	Change

Offshore	466.5	560.1	(16.7)%	990.2	1,045.8	(5.3)%
Onshore/Downstream	502.4	390.0	28.8%	982.8	892.0	10.2%
Industries	94.9	147.0	(35.4)%	190.2	235.0	(19.1)%

Total	1,063.8	1,097.1	(3.0)%	2,163.2	2,172.8	(0.4)%

	Revenues by Region

	2nd Quarter			1st Half

Region	2003	2002	Change	2003	2002	Change

Europe, Russia, C. Asia	292	335	(12.8)%	548	598	(8.4)%
Africa, Middle-East	396	200	98.0%	864	519	66.5%
Asia Pacific	106	149	(28.9)%	185	295	(37.3)%
Americas	270	413	(34.6)%	566	761	(25.6)%

Total	1,064	1,097	(3.0)%	2,163	2,173	(0.4)%

	EBITDA

	2nd Quarter			1st Half

Business Branch	2003	2002	Change	2003	2002	Change

Offshore	60.0	70.6	(15.0)%	108.9	113.7	(4.2)%
Onshore/Downstream	19.4	15.6	24.4%	41.4	43.1	(3.9)%
Industries	1.2	6.1	(80.3)%	4.6	7.6	(39.5)%

Total	80.6	92.3	(12.7)%	154.9	164.4	(5.8)%

	EBITA

	2nd Quarter			1st Half

Business Branch	2003	2002	Change	2003	2002	Change

Offshore	34.7	38.4	(9.6)%	58.6	47.9	22.3%
Onshore/Downstream	17.0	10.3	65.0%	34.7	33.8	2.7%
Industries	0.6	5.5	(89.9)%	3.4	6.3	(46.0)%

Total	52.3	54.2	(3.5)%	96.7	87.9	10.0%

ANNEX V
Euros in millions
(unaudited)

Order Intake

	2nd Quarter			1st Half

By Business Branch	2003	2002	Change	2003	2002	Change

Offshore	1,932	328	489.0%	2,457	819	200.0%
Onshore/Downstream	664	669	(0.8)%	1,606	1,824	(12.0)%
Industries	54	212	(74.5)%	115	269	(57.3)%

Total	2,650	1,209	119.2%	4,178	2,912	43.9%

Backlog

	Jun. 30,	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,
By Business Branch	2003	2003	2002	2002	2002

Offshore	3,047	1,609	1,761	1,930	1,944
Onshore/Downstream	4,210	4,126	3,625	3,844	3,420
Industries	315	356	390	289	303

Total	7,572	6,091	5,776	6,063	5,667

Backlog Scheduling

As of		Onshore/
June 30, 2003	Offshore	Downstream	Industries	Total

For 2003	1,085	1,129	163	2,377
For 2004	1,105	1,791	131	3,027
For 2005 and Beyond	857	1,290	21	2,168

Total	3,047	4,210	315	7,572

ANNEX VI
(unaudited)

Net Debt

	June 30	Mar 31	Dec 31	Sept 30	June 30
Euros in millions	2003	2003	2002	2002	2002

Marketable Securities	81	327	99	98	142
Cash	553	399	642	633	560
Cash & Cash Equivalents (A)	634	726	741	731	702
Short Term Debt	390	306	301	273	472
Long Term Debt	923	926	946	1,110	1,151

Gross Debt (B)	1,313	1,232	1,247	1,383	1,623

Net Debt * (B — A)	679	506	506	652	921

*	Does not include the reimbursement premium on the convertible bonds issued in the first quarter of 2002.

Foreign Exchange Conversion Rates vs. Euro

	Statement of Income			Balance Sheet

	Jun 30 2003	Dec 31 2002	Jun 30 2002	Jun 30 2003	Dec 31 2002	Jun 30 2002

USD	1.10	0.95	0.90	1.14	1.05	1.00
GBP	0.69	0.63	0.62	0.69	0.65	0.65

THE TECHNIP
GROUP

CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2003

Before appropriation of earnings
(presented in millions of euro)

CONTENTS

COMPARISON OF FINANCIAL STATEMENTS

STATEMENTS OF INCOME

BALANCE SHEETS

STATEMENTS OF CASH FLOW

CHANGE IN SHAREHOLDERS’ EQUITY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

TECHNIP
CONSOLIDATED STATEMENTS OF INCOME

(In millions of euro)

	Note	June 03	Dec. 02	June 02

Sales	3	2,163.2	4,452.3	2,172.8
Cost of sales and operating expenses		(1,849.1)	(3,792.2)	(1,843.3)
Sales, general and administrative expenses		(159.2)	(312.5)	(165.2)

Operating income before depreciation and amortization (EBITDA)		154.9	347.6	164.3
Depreciation of fixed assets	4	(58.2)	(143.0)	(76.4)

Operating income before goodwill amortization (EBITA)		96.7	204.6	87.9
Goodwill amortization		(55.2)	(117.8)	(58.4)

Operating income after goodwill amortization (EBIT)	4	41.5	86.8	29.5
Financial income (expense)	6	(22.5)	(66.9)	(31.5)
Income from ordinary activities of consolidated companies		19.0	19.9	(2.0)
Non-operating income (expense)	7	(0.2)	(6.9)	(2.1)
Income tax	8	(37.3)	(46.3)	(24.5)
Income from equity affiliates		0.5	—	0.9
Minority interests		(0.5)	3.9	0.3

Net income (loss)		(18.5)	(29.4)	(27.4)

Net income of consolidated companies(1)		36.7	84.5	29.8
Net income of the consolidated unit		(18.0)	(33.3)	(27.7)
Non-operating income		0.2	6.9	2.1
Goodwill amortization		55.2	117.8	58.4

Net income before non-operating income and goodwill amortization		36.9	95.3	33.1
Number of shares considered for earnnigs-per-share computation	9	28,746,052	28,385,816	29,308,601
Weighted average number of shares outstanding		23,408,004	26,794,373	26,713,448
Diluted earnings per share (in euros)(2)		(0.38)	(0.49)	(0.60)
Net earnings per share (in euros)		(0.79)	(1.10)	(1.03)
Diluted earnings per share before non-operating income and goodwill amortizaton (in euros)	9	1.55	3.91	1.47

(1)	Net income of consolidated companies does not include goodwill amortization.

(2)	The income used to compute EPS is restated to exclude the redemption premium allowance net of tax and the financial expense on OCEANE convertible bonds net of tax (cf Note 9).

The notes are an integral part of the consolidated financial statements

TECHNIP
CONSOLIDATED BALANCE SHEETS

(In millions of euro)

	Note	June 03	Dec. 02	Dec. 01

ASSETS
Intangible assets, net	10	2,531.0	2,637.6	2,713.4
Property, plant & equipment	11	745.9	861.1	982.3
Other investments and loans, net	12	9.3	18.3	104.9
Equity affiliates	13	2.9	1.2	6.2

TOTAL NON-CURRENT ASSETS		3,289.1	3,518.2	3,806.8
Contracts in progress	14	5,279.1	4,896.2	6,313.6
Inventories and deferred bid costs, net	15	80.3	80.8	111.9

CONTRACTS IN PROGRESS. INVENTORIES AND DEFERRED BID COSTS, NET		5,359.4	4,977.0	6,425.5
Advances to suppliers		176.1	122.5	98.0
Accounts and notes receivable, net	16	711.0	725.6	605.9
Other current assets, net	17	604.3	521.6	418.1

RECEIVABLES AND OTHER CURRENT ASSETS, NET		1,315.3	1,247.2	1,024.0
Marketable securities		81.1	99.1	149.8
Cash on hand		553.1	642.0	613.6

CASH AND CASH EQUIVALENTS	18	634.2	741.1	763.4

TOTAL CURRENT ASSETS		7,485.0	7,087.8	8,310.9

TOTAL ASSETS		10,774.1	10,606.0	12,117.7

The notes are an integral part of the consolidated financial statements

	Note	June 03	Dec. 02	Dec. 01

LIABILITIES AND SHAREHOLDERS’ EQUITY
Common stock: par value 3.05 euros		71.4	71.4	81.5
23,408,004 shares at June 30, 2003
23,408,004 shares at December 31, 2002
26,71,448 shares at December 31, 2001
Paid-in surplus		1,250.5	1,250.5	1,605.5
Retained earnings		646.9	721.8	661.5
Cumulative translation adjustment		(29.3)	12.0	13.1
Treasury shares and shares held by subsidiaries(1)		—	—	(255.5)
Net income		(18.5)	(29.4)	108.1

SHAREHOLDERS’ EQUITY	19	1,921.0	2,026.3	2,214.2
MINORITY INTERESTS		11.2	16.3	21.4
Retirement indemnities		87.8	86.3	80.1
Accrued liabilities	20	226.0	242.5	257.5
Convertible bond redemption premium	21	86.8	90.4	—
Long-term debt		923.4	945.9	1,182.2
Short-term debt		389.4	301.2	456.7

	21	1,312.8	1,247.1	1,638.9

TOTAL FINANCIAL DEBT		1,399.6	1,337.5	1,638.9
Progress payments on contracts		5,739.6	5,420.2	6,472.5
Accounts and notes payable		696.1	720.8	770.8
Other creditors	22	692.8	756.1	662.3

TOTAL OTHER LIABILITIES		7,128.5	6,897.1	7,905.6

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		10,774.1	10,606.0	12,117.7

(1)	In 2002, Technip canceled all its treasury shares except for 49,500 shares earmarked to cover stock options, which were recorded as investment securities at 12/31/2002 (cf. Note 19). In 2003, 141,723 shares specifically covering stock option plans have been recorded as investment securities in the amount of 9.7 million euros.

The notes are an integral part of the consolidated financial statements.

TECHNIP
STATEMENT OF CASH FLOWS

(In millions of euro)

	6 months	12 months

	June 2003	Dec. 2002	Dec. 2001

CASH FLOW FROM OPERATIONS
Net income attributable to the group	(18.5)	(29.4)	108.1
Net income, minority share	0.5	(3.9)	2.4

Net income before minority interests	(18.0)	(33.3)	110.5
Amortization of intangible assets and goodwill	62.7	133.6	69.3
Depreciation of property, plant and equipment	50.6	127.2	41.6
Amortization of the Oceane bond redemption premium	8.1	16.9	—
Income from equity affiliates (net of dividends paid)	—	—	(7.5)
(Decrease) increase in long-term reserves	9.3	6.2	2.1
Net (gains) losses on sales of fixed assets and investments	(1.8)	(10.7)	(2.8)

Net cash provided by operating activities before changes in operating assets and liabilities	110.9	239.9	213.2
Net changes in operating assets and liabilities
(Increase) decrease in advances to suppliers	(53.5)	(24.6)	10.4
(Increase) decrease in contracts in progress	(358.8)	1,400.0	(267.4)
(Increase) decrease in accounts and notes receivable	(51.6)	90.3	51.1
(Increase) decrease in other current assets	71.1	(129.1)	(124.4)
(Decrease) increase in short-term reserves			(6.1)
(Decrease) increase in progress payments on long-term contracts	1,142.3	(1,290.4)	173.1
(Decrease) increase in accounts payable and other current liabilities	(925.4)	146.7	62.1

Net cash provided by (used in) operating activities	(65.0)	432.8	112.0

CASH FLOW FROM INVESTMENTS
Acquisitions of intangible assets	(0.3)	(1.5)	(22.5)
Acquisitions of property, plant and equipment	(54.8)	(124.3)	(44.4)
Sales of intangible assets	0.0	0.2	—
Sales of property, plant and equipment	14.3	111.8	2.0
Acquisitions of long-term investments	(6.8)	(0.4)	(1,040.0)
Sales of long-term investments	—	31.2	211.8
Reduction in the acquisition price of AKER	31.4	—	—
Effect of changes in structure	—	1.7	232.8

Net cash provided by (used in) invesing activities	(16.2)	18.7	(660.3)

CASH FLOW FROM FINANCING ACTIVITIES
Change in short/long-term debt	70.3	(318.3)	804.1
Purchase of the company’s own shares	—	(45.4)	(1.6)
Increase (decrease) in minority interests in consolidated reserves	—	(5.1)	1.8
Parent company shareholders’ equity
– capital increase in cash	(0.9)	12.4	10.0
– dividends paid	(77.3)	(79.7)	(50.9)

Net cash provided by (used in) financing activities	(7.9)	(436.1)	763.4

Foreign exchange gains (losses)	(17.8)	(37.7)	(14.8)
Net increase (decrease) in cash and cash equivalents	(106.9)	(22.3)	200.3
Cash and cash equivalents at the beginning of the year	741.1	763.4	563.1
Cash and cash equivalents at year end	634.2	741.1	763.4

The notes are an integral part of the consolidated financial statements.

TECHNIP
CHANGES IN CONSOLIDATED SHAREHOLDERS’ EQUITY

(In millions of euro)

					Cumulative	Shares held by
	Shares	Shares	Paid-in	Retained	Translation	subsidiaries/	Net income	Shareholders’
	issued	issued	surplus	earnings	Adjustment	treasury	(loss)	equity

	Number	Amount

AT DECEMBER 31, 2000	16,029,305	48.9	64.5	498.2	(0.2)	(59.2)	214.2	766.4

Capital increase	10,684,143	32.6	1,541.0					1,573.6
Appropriation of consolidated net income 2000				163.3			(214.2)	(50.9)
Foreign currency translation					13.3			13.3
Net income (loss) 2001							108.1	108.1
Subsidiary-held and treasury shares						(196.3)		(196.3)

AT DECEMBER 31, 2001	26,713,448	81.5	1,605.5	661.5	13.1	(255.5)	108.1	2,214.2

Capital increase	170,509	0.5	11.8					12.3
Capital decrease	(3,475,953)	(10.6)	(366.8)					(377.4)
Appropriation of consolidated net income 2001				28.4			(108.1)	(79.7)
Foreign currency translation					(1.1)			(1.1)
Net income (loss) 06/2002							(29.4)	(29.4)
Subsidiary-held and treasury shares(2)						255.5		255.5
Other (including Isis merger)				31.9				31.9

AT DECEMBER 31, 2002	23,408,004	71.4	1,250.5	721.8	12.0	—	(29.4)	2,026.3

Appropriation of consolidated net income 2002				(106.7)			29.4	(77.3)
Foreign currency translation					(1.9)			(1.9)
Net income (loss) 06/2003							(18.5)	(18.5)
Other				(7.6)				(7.6)

AT JUNE 30, 2003	23,408,004	71.4	1,250.5	607.5	10.1	—	(18.5)	1,921.0

(a)	In 2002, Technip canceled all its treasury shares except for 49,500 shares earmarked to cover stock options, which were recorded as investment securities at 12/31/2002. In 2003, 141,723 shares specifically covering stock option plans have been recorded as investment securities in the amount of 9.7 million euros.

The notes are an integral part of the financial statements.

Preliminary Note: Description of the business

(a)	Operating units

Since the acquisition of Coflexip in October 2001, the Group’s operating units have been organized into three branches, as described below.

•	The Offshore Branch (“Technip-CSO” — Creative Solutions Offshore), which includes the activities of the former Coflexip structure (including the Deep Water Division acquired from Aker Maritime in early 2001) and the offshore business of the former Technip structure.

•	The Onshore / Downstream Branch (“Technip-PRO” — Petrochemicals, Refining, Onshore), which includes all petrochemical and refining plant engineering and construction activities as well as facilities to develop onshore fields, including gas processing units, liquefied natural gas (LNG) units and onshore pipelines.

•	The Industries Branch (“Technip-LCI” — Lifesciences, Chemicals and Industries), which is devoted to engineering and construction of non-oil facilities, such as pharmaceutical and chemical plants, electrical power stations, cement plants, industrial buildings and infrastructure.

From a geographical standpoint, the business and earnings are presented based on the following four regions:

–	Europe, Russia and Central Asia

–	Africa and the Middle East

–	Asia Pacific

–	Americas

(b)	Type of business and operating cycle

Technip offers a wide range of services in the following areas:

•	Research services under contract or for a flat fee on a short-term basis;

•	Design, production, installation and start-up services with an execution cycle that can be scheduled over approximately twelve months,

•	Turnkey contracts to build complex industrial units covering design, equipment procurement, construction and start-up, respecting both industry performance standards and contract deadlines. Contract durations vary, but the average is approximately three years.

(c)	Income statement presentation

             In order to comply with the practices of the companies operating in Technip’s industry, the Group decided in 2001, in compliance with French regulations, to present its statement of income by purpose and no longer by type of expenses.

             Under this income statement format, goodwill amortization is recorded under operating income on a specific line.

             Because of the fact that the company is listed in the United States and files form 20F with the SEC, the income statement is presented in summary form that does not show all the intermediate balances as defined in the official French Chart of Accounts.

             The definition of the principal indicators used is as follows:

–	EBITDA corresponds to operating income before depreciation and amortization of assets.

–	EBITA corresponds to operating income according to French standards.

–	EBIT corresponds to operating income after goodwill amortization.

             In the income statement presentation, goodwill amortization is not presented at the bottom of the income statement but is included in the group’s profitability indicators. In fact, goodwill is assigned to business sectors and goodwill amortization is used to measure the economic performance of those different sectors.

Note 1 — Accounting principles

(a)	Basis of presentation

             The consolidated financial statements of the Technip Group (“Technip” or the “Group”) have been prepared in accordance with the applicable laws and regulations in France, in particular Regulation Number 99.02 of the Comité de Réglementation Comptable approved by decree on June 22, 1999.

             In the first half of 2003, no changes were made in accounting methods compared with previous fiscal years.

(b)	Consolidation principles

             The full consolidation method is used for companies that are majority-controlled by Technip, that is where it holds over 50 percent of the voting rights. Companies in which the Group shares control with other partners are consolidated according to the proportionate method.

             The equity method of accounting is used for investments in which Technip exercises significant influence over the operating and financial policies of the investee company. In the absence of other evidence, such influence is presumed to exist for companies in which Technip holds an interest of between 20 and 50 percent.

             The historical cost method is used to account for investments of less than 20 percent, or for non-significant investments. A list of the Group’s principal consolidated companies is included in Note 27.

(c)	Use of estimates

             Preparing the consolidated financial statements according to generally accepted accounting principles in France may require Technip to make assumptions or estimates (in particular regarding operations related to contracts in progress and assessments of residual goodwill value) that can affect the valuation and presentation of some assets or liabilities in the Technip financial statements on the closing date of the consolidated financial statements, as well as income or expenses for the fiscal year. The actual income or expenses from such operations may differ from these estimates (cf. Notes d and g).

(d)	Revenue recognition on long-term contracts

             Gross margin on a long-term contract is recognized using the percentage-of-completion method for significant long-term contracts, when the progress of the contract is sufficient to make a reliable estimate of gross margin at completion.

             An allowance is made under operating expenses for total foreseeable losses on a contract.

             For long-term contracts, gross margin is based on an estimate of total costs and earnings at completion, which are revised periodically on a regular basis throughout the life of the contract.

             The percentage of completion ratio representing the progress of the contracts is computed as follows:

•	For contracts including construction services, it is based on technical milestones defined for the main components of the contract,

•	For contracts without construction services, it is based on a cost-to-cost ratio.

             A contract is considered completed upon the contractual transfer of ownership of the finished products or when provisional acceptance is received, even if there are reservations, for contracts relating to complex integrated systems involving an overall result requirement.

             Upon completion of the contract, accrued liabilities are recorded to cover pending contingencies and expenses prior to final acceptance.

             The Group also performs a large number of non-significant contracts. These contracts are accounted for according to the percentage-of-completion method.

(e)	Foreign currency transactions

             Foreign currency transactions are translated into Euro at the rate of exchange prevailing on the transaction date, with the exception of transactions related to long-term contracts, which are translated using the “contract rate” (see Note 1(r)).

             At year-end, monetary assets and liabilities denominated in foreign currencies are translated into Euro at the rate of exchange prevailing on the closing date, with the exception of the items “Long-term contracts” and “Progress payments on contracts”, which are still valued at the “contract rate”. The resulting exchange gains or losses are recorded on the income statement.

(f)	Translation to reporting currency

             The income statements of foreign subsidiaries are translated into Euro at the average exchange rate prevailing during the year; balance sheets are translated at the rate of exchange prevailing on the closing date. Currency translation differences are booked directly under shareholders’ equity.

             Until December 31, 2002, the functional currency of the foreign subsidiaries of major importance was the local currency, except for Brazilian subsidiaries of the Offshore Branch, for which, for historical reasons, the US dollar was selected as the functional currency.

             Starting on January 1, 2003, the Brazilian subsidiaries will prepare their financial statements in the local currency, which has now been recognized as the functional currency.

(g)	Intangible assets

             Business concerns [goodwill] are amortized over five years. Patents and trademarks are amortized over ten years. Software licenses for PCs or large software systems are fully recorded as operating expenses with the exception of licenses to produce computerized autonomous industrial tools, such as the E-Procurement platform, which are amortized over five years.

             Purchase price discrepancies arising from clearly identified business combinations are recorded under the assets or liabilities concerned, and are amortized according to the same principles. Any remainder not recorded, when significant, is booked under the “Goodwill” line item. Goodwill is amortized over a period of five to twenty-five years depending on the business of the company concerned.

             The carrying value of intangible assets is analyzed annually, based, in the case of goodwill, on the capitalization of future cash flows corresponding to the most probable assumptions used by management. The assumptions used in 2002 are based on the business plan for 2003 to 2005 approved by the Board of Directors (Executive Committee [Directoire] until April 11, 2003). After 2005, the growth rate is 3 percent, which includes a 1.5 percent inflation rate. Future cash flows are capitalized over ten years with a terminal value in 2012 and a capitalization rate of 7 percent. The tax rate used in the model is 35 percent. Goodwill is assigned to the business sectors concerned, together with any corresponding assets and liabilities.

             Events can differ from projections, however. When events indicate that there may be impairment, additional non-recurring impairment amortization is recorded. As of the end of June 2003, a full analysis had not yet been completed. The evaluation will be completed by the end of the fiscal year on December 31, 2003. As of December 31, 2002, this analysis had not resulted in amortizing any goodwill in addition to the amortization schedule.

(h)	Property, plant and equipment

             Property, plant and equipment are carried at their acquisition cost, which could be modified in the case of a business combination. They are depreciated on a straight-line basis over their estimated useful life, as follows:

Buildings	10 to 50 years
Vessels	10 to 25 years
Machinery and equipment	6 to 10 years
Office fixtures and furniture	5 to 10 years
Vehicles	3 to 7 years
EDP equipment	3 to 5 years

             Property, plant and equipment used by the Group under capital lease agreements are recorded on the balance sheet and the income statement as if acquired on credit.

             The carrying value of property, plant and equipment is reviewed for impairment whenever events indicate that there may be impairment. If necessary, additional amortization is recorded.

             Dry-docking expenses on vessels are amortized evenly over the anticipated period between dry-dockings.

(i)	Other investments and loans

             Other investments and loans are recorded at the historical cost or at the probable realizable value, whichever is lower, assessed on an individual investment basis upon the underlying net equity value, future profitability or market value of the company considered.

(j)	Deferred bid costs

             Costs directly attributable to obtaining future turnkey contracts, the signing of which can be reasonably expected, are booked separately under the line item “Deferred bid costs” and transferred to the contract costs upon a final contract award.

             An impairment allowance is booked for bids in progress, if necessary, according to the probability of success of such bids.

(k)	Contracts in progress

             Contracts in progress include the following:

•	Purchases of equipment, sub-contracted services, contract costs and miscellaneous services related directly to the contract.

•	Man-hour costs directly assigned to the contract, valued with overhead costs included to cover operating expenses except for selling, research and development expenses and under-activity costs.

•	The gross margin recognized under the percentage-of-completion method according to Note 1 (d).

             Contracts in progress do not include financial expenses.

             The “Contracts in progress” line item includes costs incurred on contracts together with the amount of income recognized based on the percentage of completion of each contract (see Note 1 (d)).

             Progress payments made by customers under on-going long-term contracts are totaled and recorded under the line item “Progress payments on contracts” under liabilities.

             At completion of the contract:

•	The “Contracts in progress” line item, which amounts to the total sales price of the contract, is reduced by accumulated progress payments received under the contract, the remaining balance being invoiced to the customer and recorded under “Other receivables on contracts” (see Note 16).

•	If necessary, accrued liabilities are recorded to cover pending contingencies and expenses and are shown under the “Expenses to complete contracts” line item under liabilities, and, for purposes of preparing the statements of cash flows, these liabilities are considered part of the working capital requirement.

(l)	Inventories

             Inventories are stated at the cost price or market value, whichever is lower. The cost price is determined mainly using the weighted average method.

(m)	Receivables

             Receivables are stated at their nominal value. A provision for doubtful accounts is recorded if there is a high probability that receivables will be uncollectable.

(n)	Advances to suppliers

             Cash advances made to suppliers under long-term contracts in progress are recorded under the line item “Advances to suppliers” under assets.

(o)	Cash and cash equivalents

             Cash and cash equivalents consist of cash on hand and liquid marketable securities with an initial maturity of less than three months. Liquid marketable securities are valued at their market value at the closing date. Any changes in fair value, both unrealized gains and unrealized losses, are recognized in the income statement.

(p)	Retirement indemnities and accrued liabilities

             Owing to the kind of business it is engaged in and the regions in which it operates, the Company may be exposed to risks (bad weather, geopolitical risks, unexpected technological problems, etc.) that cannot be foreseen.

             Pursuant to French Accounting Regulation 2000-6 on liabilities, allowances are recorded for known, foreseeable risks at the time the statements are closed, depending on the estimated risk or expense incurred, on the basis of the best knowledge available.

•	Foreseeable losses on contracts: an allowance is recorded for all probable losses on completion.

•	Contingencies related to contracts: this provision concerns litigation on contracts.

•	Miscellaneous expenses: when multiple affiliates or partners are involved in a contract in progress, the complexity of the applicable national and local rules in countries where the Company operates, such as administrative rules and regulations, may sometimes cause the Company to record provisions corresponding to such risks.

•	Expenses to complete contracts: upon contract completion, pending charges and work to be performed to reach the final acceptance are accounted for as “Expenses to complete contracts”.

•	Expenses for retirement indemnities include, depending on the companies:

–	Retirement indemnities, which are to be paid at retirement date,

–	Deferred wages indemnities to be paid when employees leave the company,

–	Retirement indemnities to be paid in the form of pensions.

The actuarial estimate is based on the usual parameters (such as future wage and salary increases, life expectancy, staff turnover and rate of return on investment).

•	Restructuring costs: once a restructuring plan has been approved and the decision has been announced, it is prepared and the cost evaluated. The total cost is recorded in the year in which the decision is made.

(q)	Deferred taxation

             Deferred tax is calculated using the liability method on items recognized at different periods for financial reporting and tax purposes.

             If the result is a deferred tax expense, then it is recorded as a tax liability. If the result is a tax credit which is more likely than not to be realized in the future, it is accounted for as a receivable.

(r)	Foreign currency transactions and financial instruments

             During the bid period of long-term contracts, Technip sometimes hedges its exposure to foreign exchange fluctuations by entering into currency hedging contracts under which, if the new contract is awarded, foreign currencies are exchanged at a specified rate and at a specified future date. The premium thus paid by Technip is charged to the income statement when paid. If the bid is not successful, the currency hedging contract is automatically terminated at no additional cost or requirements. If the contract is awarded to Technip, a second premium is paid on the currency hedging contract, the cost of which is charged to the income statement over the duration of the contract.

             On some occasions, Technip may buy foreign currency options during the tender period.

             Forward exchange contracts are used to hedge firm contractual commitments not previously covered by a currency hedging contract. The “contract rate” used to account for the commercial contract (see Note 1(e)) is computed based on these financial instruments.

             All financial instruments held by the Company are used to hedge future cash flows exposed to foreign exchange fluctuations during the contract implementation period.

             In some cases, hedging may be used to balance out foreign currency inflows and outflows during the performance of the same contract.

             Every subsidiary in the Group enters into forward exchange contracts with banks or with the clearing house organized as an economic interest group [G.E.I.E].

             The Company does not buy or sell any financial instruments for speculative purposes. All financial instruments held by the Group are off-balance sheet commitments and consequently are not reflected in the balance sheet.

             Except for some interest rate swaps, all financial instruments and underlying financial transactions have a maturity of less than two years.

(s)	Research and development costs

             Research and development costs incurred in a given fiscal year are fully expensed and classified as operating expenses under commercial and administrative costs unless the technical feasibility of the project and the return on investment are clearly demonstrated.

(t)	Financial income (expenses)

             Financial income and expenses on long-term contracts are recognized under sales. Financial income and expenses not related to long-term contracts are presented separately in the income statement under the line item “Financial income (expenses).

(u)	Non-operating income (expense)

             Non-operating income (expense) corresponds to income and expenses resulting from asset disposals and restructuring operations.

(v)	Diluted earnings per share

             Diluted earnings per share are calculated based on net income after deduction of financial costs and after-tax redemption premium amortization relating to the OCEANE bond issue, and based on the number of common shares outstanding as of each year-end, together with any stock options outstanding on the same date, less any existing shares held by subsidiaries.

(w)	Treasury shares

             They are presented as a reduction of shareholders’ equity except for shares assigned to stock option plans.

Note 2 — Change in scope of consolidation: significant acquisitions and divestitures

             Fiscal year 2002

             The year 2002 featured the merger between Technip and Isis in June. At the end of December 2001, Technip already held 99.05 percent of Isis following the public exchange offer. Under the merger, the contribution value was EUR 750 million, an amount close to the value set for the public offer in 2001. Therefore the merger had little effect on the consolidated financial statements. Following the merger, Isis contributed to the Technip group its portfolio of shares, including Technip shares (canceled), Coflexip shares and CGG shares (exchanged for Technip shares then canceled) together with Novasep and Géoservices shares (sold).

             No significant acquisitions were made in 2002.

             Disposals by Technip in 2002 included mainly its minority stake in subsidiary Ipedex, which was 46 percent held and consolidated by the equity method in 2001. In 2002, Coflexip also sold off some non-strategic assets, such as the subsidiaries Mac Nulty Offshore Ltd and Captain Franck Mc Nulty & Sons Ltd (manufacturing site in the United Kingdom), as well as all activities and resources connected with well operations by the “Well Operations” division

(including the Seawell dynamic positioning vessel). Technip also sold the Porte Maillot building that housed the Coflexip head office.

             Fiscal year 2003

             A major highlight in the first half of 2003 was the agreement between Coflexip and Aker Maritime in connection with the dispute over the acquisition price of the Aker Deep Water Division. Aker Maritime granted a EUR 40.7 million reduction in the acquisition price. This price reduction was deducted from the goodwill.

             The interest owned in the subsidiary SEAMEC (India) was raised to 78.2 percent, which is a 20 percent increase.

Note 3	— Business and geographical segment information

(a)	Information by business segment

             The Technip Group operating units are organized into three branches:

•	Offshore

•	Onshore / Downstream

•	Industries

		Onshore /
	Offshore	Downstream	Industries	Total

		In millions of Euro
First half 2003
Net sales	990.2	982.8	190.2	2,163.2
Operating income before depreciation and amortization (EBITDA)	108.9	41.4	4.6	154.9
Backlog as of June 30 (unaudited)	3,047.1	4,210.1	314.5	7,571.7
Capital expenditures	42.7	9.3	3.1	55.1
2002
Net sales	2,125.0	1,938.6	388.7	4,452.3
Operating income before depreciation and amortization (EBITDA)	250.1	85.3	12.2	347.6
Backlog as of December 31 (unaudited)	1,760.7	3,625.7	389.7	5,776.1
Capital expenditures	106.0	16.0	2.3	124.3
First half 2002
Sales	1,045.8	892.0	235.0	2,172.8
Operating income before depreciation and amortization (EBITDA)	113.6	43.1	7.6	164.3
Backlog as of June 30 (unaudited)	1,943.9	3,420.0	303.0	5,666.9
Capital expenditures	34.3	12.9	0.0	47.2

(b)	Information by geographical area

             Technip operates in four geographical areas.

	Europe, Russia and	Africa and
	Central Asia (*)	Middle East	Asia Pacific	Americas	Vessels	Total
	(*)

			In millions of Euro
First half 2003
Net sales	547.6	864.2	185.0	566.4	—	2,163.2
Operating income before depreciation and amortization (EBITDA)	50.5	63.4	5.8	35.2	—	154.9
Backlog as of June 30 (unaudited)	1,057.9	4,890.1	633.4	990.3	—	7,571.7
Property, plant and equipment net	161.1	35.7	5.1	125.4	418.6	745.9
2002
Net sales	1,196.6	1,482.0	445.2	1,328.5	—	4,452.3
Operating income before depreciation and amortization (EBITDA)	148.4	102.9	22.1	74.2	—	347.6
Backlog as of December 31 (unaudited)	833.7	3,038.0	510.7	1,393.7	—	5,776.1
Property, plant and equipment net	249.0	36.9	5.6	140.2	429.4	861.1
First half 2002
Net sales	598.3	518.8	295.2	760.5	—	2,172.8
Operating income before depreciation and amortization (EBITDA)	60.3	34.8	20.0	49.2	—	164.3
Backlog as of June 30 (unaudited)	716.7	2,849.4	722.6	1,378.2	—	5,666.9
Property, plant and equipment net	254.3	33.3	4.5	166.7	463.0	921.8

(*)	of which net sales for France : at June 30, 2003: EUR 50.4 million; at December 31, 2002: EUR 77.9 million

(c)	Major customers

             No customer accounted for over 10 percent of total sales by the Group as of June 30, 2003 or 2002.

Note 4 — Operating income (EBIT)

(a)	Depreciation and amortization

	6/30/2003	12/31/2002	6/30/2002

	(6 months)	(12 months)	(6 months)

	In millions of Euro
Amortization of intangible assets (*)	(7.6)	(15.8)	(8.8)

Depreciation of fixed assets:
Buildings	(5.3)	(21.3)	(7.2)
Vessels	(17.6)	(42.7)	(26.6)
Machinery and equipment	(17.9)	(37.8)	(22.1)
Office fixtures and furniture	(8.8)	(21.4)	(10.1)
Other	(1.0)	(4.0)	(1.6)

Total depreciation of fixed assets	(50.6)	(127.2)	(67.6)
Goodwill amortization	(55.2)	(117.8)	(58.4)

Total depreciation and amortization	(113.4)	(260.8)	(134.8)

(*) Not including goodwill amortization.

The principal changes result both from sales of non-strategic assets in 2002 (Coflexip’s Porte Maillot head office, Mac Nulty site, Wellops operations) and from the sale in early 2003 of the Technip head office held by the SCI CB3.

In addition, the reimbursement from the Aker dispute resulted in a EUR 40.7 million reduction in Coflexip goodwill, and prior amortization was adjusted for the first half of 2003.

Lastly, amortization on some vessels was revised upward following an expert’s report on their useful lives. This had a positive impact of EUR 4 million as of June 30, 2003, based on the level contribution method.

(b)	Research and development expenses

             Research and development expenses amounted to EUR 15.7, EUR 37.4 million and EUR 15.7 million for the accounting periods ended June 30, 2003, December 31, 2002 and June 30, 2002, respectively.

(c)	Financial income from ongoing contracts

             As described in Note 1 (t), income and expenses arising from ongoing turnkey contracts are included in net sales in the amounts of EUR 5.5 million, EUR 14 million, and EUR 4.9 million for the accounting periods ended June 30, 2003, December 2002 and June 30, 2002, respectively.

Note 5 — Payroll and staff

             The Technip Group has a workforce of around 19,000 people in fifty-two countries, including an average of 4,000 external staff assigned to and included in operating teams. This workforce corresponds to fully consolidated companies. For the companies accounted for by the proportionate consolidation method, the workforce is not significant.

Note 6 — Financial income (expense)

	6/30/03	12/31/2002	6/30/2002
	(6 months)	(12 months)	(6 months)

	In millions of euro
Dividends from investments	—	0.4	—
Capital gains from sales of securities	—	—	—
Interest expense/income (a)	(8.2)	(15.9)	(12.8)
Changes in provisions related to unconsolidated subsidiaries	—	(0.5)	—
Océane: financial costs and issue costs amortization (b)	(5.0)	(10.4)	(4.3)
Océane: redemption premium amortization	(8.1)	(16.9)	(7.8)
Credit facility: financial costs	—	(3.0)	—
Provisions for shares held by company	—	(2.4)	—
Other (c)	(1.2)	(18.2)	(6.6)

Total financial income (expense)	(22.5)	(66.9)	(31.5)

(a)	As described in Note 1 (t), interest income and expenses included under financial income (expense) do not include income and expenses from ongoing turnkey projects, which are recorded under net sales (cf. Note 4 (c)).

(b)	In 2003, corresponds to EUR 3.7 million in financial costs and EUR 1.3 million in amortization of issue costs related to the bond loan (OCEANE) with the option of conversion to new shares and/or exchange for outstanding shares, issued at the end of January 2002 in the amount of EUR 793.5 million.

(c)	At December 31, 2002, includes a foreign exchange loss of EUR 13.4 million recorded with the conversion to the US dollar functional currency of the current accounts of the Brazilian subsidiaries previously denominated in local currency, following the sharp devaluation of the Real in 2002 and the sudden weakening of the dollar against the European currencies at year-end.

Note 7 — Non-operating income (expense)

	6/30/2003	12/31/2002	6/30/2002
	(6 months)	(12 months)	(6 months)

	In millions of euro
Dilution of the percentage of interest in Coflexip	—	—	—
Gain on sales of consolidated investments (a)	—	3.7	3.2
Gain on the sale of unconsolidated investments (b)	—	1.9	—
Gain on the sale of property, plant and equipment (c)	3.7	—	—
Restructuring costs (d)	(2.0)	(7.0)	(2.0)
Non-recurring losses on former projects (e)	(1.0)	(8.7)	—
Other (f)	(0.9)	3.2	(3.3)

Total non-operating income (expense)	(0.2)	(6.9)	(2.1)

(a)	In the 2002 statements, this item corresponds to the sale of Ipedex.

(b)	In the 2002 statements, this item corresponds to the sale of Rintekno.

(c)	At June 30 2003, this item solely corresponds to the gain from the sale of the SCI CB3 building.

(d)	In the 2002 statements, this item includes the restructuring costs of German subsidiaries.

(e)	At June 30 2003, corresponds to ongoing hedging costs on the Peterhead contract for EUR 1 million. In the 2002 statements, this item includes non-recurring expenses by TP Germany on two contracts dating back to the 1999 acquisition by the Group of the companies KTI/MDEU from Mannesmann.

(f)	At June 30 2003, this item includes the gain from the OCEANE redemption for EUR 0.5 million, the net value from the sale of fixed assets following the move from the head office for EUR (0.9) million, an uncollectable of EUR (0.6) million and miscellaneous income for a net balance of EUR 0.1 million.

At 31 December 2002, corresponds to the refund of deferred tax credits totaling EUR 6.2 million related to dividend distributions by Italian subsidiaries for prior years, to the gain from the redemption of convertible bonds for EUR 1.3 million, and to miscellaneous expenses amounting to EUR 4.3 million.

Note 8 — Income tax

             The principles described in Note 1 (q) are reflected below:

(a)	Analysis of income tax expense

	06/30/2003	12/31/2002	06/30/2002
	(6 months)	(12 months)	(6 months)

	In millions of euro
Current income tax	(31.8)	(26.0)	(13.6)
Deferred income tax	(5.5)	(19.9)	(9.7)

Total income tax expense before tax on net gains from sales of investments	(37.3)	(45.9)	(23.3)

Tax on net gains from sales of investments	—	(0.4)	(1.2)

Total income tax expense	(37.3)	(46.3)	(24.5)

(b)	Reconciling the tax expense and pre-tax income

             The reconciliation between the tax expense and pre-tax income is based on income before gains from sales of investments and includes the non-deductible portion of goodwill amortization.

	6/30/2003	12/31/2002	6/30/2002
	(6 months)	(12 months)	(6 months)

	In millions of euro
Net income	(18.5)	(29.4)	(27.4)
Minority interests	0.5	(3.9)	—
Tax expense before taxation of gains from sales of investments	37.3	46.3	23.3
Less: non-deductible goodwill amortization	55.2	130.7	58.4
Goodwill amortization	6.4	—	—
Non-deductible Océane redemption premium	—	—	7.8
Less: gains from sales of investments	—	(5.6)	—
Uncapitalized tax losses	24.5	—	—
Other	(0.2)	—	—

Pre-tax income before gain from sales of investments	105.2	138.1	62.1

French income tax rate	35.43%	35.43%	35.43%
Theoretical income tax	37.3	48.9	22.0
Difference between French and foreign tax rates	0.8	6.3	0.8
Permanent differences	2.5	(4.4)	(2.8)
Other	(6.5)	(4.5)	3.3

Total tax expense before tax on gains from sales of investments	34.1	46.3	23.3

Effective tax rate before tax on gains from sales of investments	32.39%	33.55%	37.52%

(c)	Deferred tax assets and liabilities

             Deferred tax assets and liabilities are listed as follows in the balance sheet:

	6/30/2003	12/31/2002	12/31/2001

	In millions of euro
Deferred tax assets (a)	100.6	73.6	90.1
Deferred tax liabilities (b)	(167.2)	(126.2)	(135.8)

Total deferred taxes, net	(66.6)	(52.6)	(45.7)

(a)	Based on expected future earnings, it was deemed prudent in 2002 to depreciate part of the deferred tax assets related to tax loss carry-forwards recorded in the United States in the amount of USD 12.8 million.

(b)	In 2001, Technip recognized EUR 64.5 million in deferred tax in the purchase price allocation at the time the interest in Coflexip was acquired in October 2001.

(b)	Tax losses carried forward

             Tax losses carried forward and not yet utilized amounted to EUR 245 million at June 30, 2003. These tax losses will expire for the most part after 2004.

             These mainly concern the tax losses of the US subsidiaries of Coflexip totaling EUR 163 million, the tax losses of MSE, a German subsidiary acquired in 1999, totaling UR 57 million, and the tax losses of TP USA totaling EUR 24.5 million. For reasons of accounting prudence, and in light of financial and sales projections, Technip decided not to recognize this deferred tax asset in its consolidated financial statements.

Note 9 — Diluted net income per share

             Diluted net income per share was computed in accordance with Note 1 (v).

	6/30/03	12/31/02	6/30/02
	(6 months)	(12 months)	(6 months)

	In millions of euro
Net income	(18.5)	(29.4)	(27.4)
OCEANE redemption premium allowance after tax	5.3	10.9	7.8
OCEANE financial costs after tax	2.4	4.7	2.1

Adjusted net income for computing EPS	(10.8)	(13.8)	(17.5)
Net income before non-operating income and goodwill amortization	44.6	110.9	43.0

Number of shares		In thousands
Shares issued	23,408	23,408	26,785
Stock options	1,156	476	481
Shares held by Isis / Treasury shares held by Technip-Coflexip	(142)	—	(1,847)
Convertible bonds	4,324	4,502	3,890

	28,746	28,386	29,309

		In euro
Diluted earnings per share	(0.38)	(0.49)	(0.60)
Diluted earnings per share before non-operating income and goodwill amortization	1.55	3.91	1.47

Note 10 — Intangible assets

             Intangible assets are broken down below:

	6/30/2003	12/31/2002	12/31/2001

	In millions of euro
Intangible assets, gross	137.6	142.3	149.1
Accumulated amortization	(38.6)	(33.5)	(20.6)

Net (a)	99.0	108.8	128.5

Goodwill not allocated	2,702.3	2,746.6	2,687.6
Accumulated amortization	(270.3)	(217.8)	(102.7)

Net (b)	2,432.0	2,528.8	2,584.9

Total intangible assets, net	2,531.0	2,637.6	2,713.4

The decrease in this item is due to the sharp increase in goodwill amortization related to the acquisition of Coflexip in 2001.

(a)	Intangible assets

             When Coflexip acquired the Aker Maritime ASA Deep Water division in January 2001, as part of the purchase price allocation, it identified patents and trademarks with a gross value of EUR 51.4 million, to be amortized over ten years. This valuation was maintained in the Technip consolidated financial statements.

             In October 2001, following public offers on Coflexip and Isis, the purchase price allocation took into account identifiable intangible assets in the form of patents and trademarks, other than those arising from the acquisition of the Aker Maritime ASA Deep Water division, for a gross value of EUR 59.4 million, to be amortized over ten years.

             In late November 2001, the Group received all the software comprising the E-Procurement platform, representing an expenditure of EUR 19.7 million, to be amortized over five years (cf. Note 1 (g)).

(b)	Goodwill, net

	6/30/2003	12/31/2002	12/31/2001

	In millions of euro
KTI/MDEU	123.6	127.5	135.6
CSO (April 2000)	374.8	386.0	408.1
CSO (October 2001)	1,913.4	1,993.5	2,027.7
Other	20.2	21.8	13.5

Net	2,432.0	2,528.8	2,584.9

             Goodwill represents the difference between the purchase price and the adjusted portion of shareholders’ equity, after allocation to identifiable assets and liabilities, if this procedure is appropriate. This goodwill is amortized over a period that depends on the business of the company concerned. (cf. Note 1 (g)).

             The goodwill calculated in 1999 for the purchase of interests in KTI/MDEU from Mannesmann came to EUR 159.5 million in gross value, amortized over 20 years, resulting in an annual allowance of EUR 8 million.

             The gross goodwill resulting from the purchase of a stake in Coflexip in 2000 amounted to EUR 447.5 million, amortized over 20 years, resulting in an annual allowance of EUR 22.4 million.

             The additional direct and indirect investments in Coflexip finalized in early October 2001 after public offers on Coflexip and Isis resulted in the booking, after preliminary allocation to identifiable items worth EUR 125.5 million, goodwill of EUR 2,048, to be amortized over 25 years, or an annual allowance of EUR 81.9 million. The allowance for 2001, which becomes effective on October 1, 2001, amounts to EUR 20.4 million.

             In 2002, the goodwill from the additional 52.47 % investment in Coflexip increased in gross value by EUR 51.1 million. In 2003, this line item was not affected by any significant events aside from the amortization for the period. Furthermore, the amortization allowance in 2002 corresponds to a full year and totals EUR 84 million for the segment purchased in 2001, compared with EUR 21.6 million for the fourth quarter of 2001.

             In 2003, after the dispute with Aker was settled, goodwill was reduced by a total of EUR 40.7 million.

Note 11 — Property, plant and equipment

				Machinery and	Office fixtures
	Land	Buildings	Vessels	equipment	and furniture	Other	Total

	In millions of euro
Gross value	14.6	180.2	661.2	418.8	149.7	78.5	1,503.0
Accumulated depreciation	—	(79.3)	(242.6)	(294.9)	(107.9)	(32.4)	(757.1)

Total at June 30, 2003	14.6	100.9	418.6	123.9	41.8	46.1	745.9

Gross value	73.5	243.0	625.7	439.1	162.3	60.1	1,603.7
Accumulated depreciation	—	(99.5)	(196.3)	(302.9)	(114.2)	(29.7)	(742.6)

Total at December 31, 2002	73.5	143.5	429.4	136.2	48.1	30.4	861.1

Gross value	87.0	280.4	740.6	576.3	104.0	54.4	1,842.7
Accumulated depreciation	—	(114.7)	(240.9)	(382.7)	(73.0)	(49.1)	(860.4)

Total at December 31, 2001	87.0	165.7	499.7	193.6	31.0	5.3	982.3

             At June 30, 2003, property, plant and equipment represented EUR 745.9 million, consisting primarily of EUR 418.6 million for vessels. The main changes occurring in the first half of 2003 concern the sale of the La Défense head office belonging to the SCI CB3 for a net book value of EUR 96.4 million.

Note 12 — Other investments and loans, net

	6/30/2003	12/31/2002	12/31/2001

	In millions of euro
Investments at historical cost (a)	10.4	9.7	85.8
Valuation allowance	(6.1)	(4.7)	(5.8)

Net	4.3	5.0	80.0

Loans related to investments	1.5	2.2	7.8
Valuation allowance	(1.5)	(1.5)	(4.9)

Net	—	0.7	2.9

Security deposits	2.2	5.9	1.6
Treasury bonds	—	—	1.6
Other	2.8	6.7	18.8

Other investments and loans, net	9.3	18.3	104.9

(a)	Unconsolidated investments at December 31, 2001 consisted mainly of shares in Compagnie Générale de Géophysique held by subsidiary Isis, valued at their net book value in the amount of EUR 73.1 million. These shares were exchanged for Technip shares (treasury shares), then canceled in November 2002.

Note 13 — Equity affiliates

             Equity affiliates are valued based on the restated shareholders’ equity of each holding.

	Percentage owned			In millions of euro

	6/30/03	12/31/02	12/31/01	6/30/03	12/31/02	12/31/01

Ipedex (a)	—	—	46.0%	—	—	3,2
Tipiel (b)	—	—	36.9%	—	—	2,5
TpL Arabia	—	—	40.0%	—	—	0,5
TP India	50.0%	50.0%	—	2.0	0.9	—
Nargan	20.0%	20.0%	—	0.9	0.3	—

Total equity affiliates				2.9	1.2	6.2

(a)	Subsidiary Ipedex was sold by Technip in 2002.

(b)	Tipiel, which was previously consolidated by the equity method, is now consolidated according to the proportionate method.

Note 14 — Contracts in progress

             Contracts in progress (long-term contracts) relate to all ongoing turnkey contracts, FOB contracts and contracts including installation and commissioning services.

             They are valued in accordance with Note 1 (k).

	6/30/03	12/31/02	12/31/01

	In millions of euro
Total contracts in progress, net	5,279.1	4,896.2	6,313.6

             The value of contracts in progress includes accumulated margins recognized on ongoing contracts.

             As described in Note 1 (k), the amounts included under the heading “Contracts in progress” are financed by progress payments on long-term contracts totaling EUR 5,739.6 million, EUR 5,420.2 million and EUR 6,472.5 million, at June 30, 2003 and December 31, 2002 and 2001 respectively.

Note 15 — Inventories and deferred bid costs, net

	6/30/2003	12/31/2002	12/31/2001

	In millions of euro
Inventories
Raw materials	42.9	45.6	51.2
Work in progress	20.2	18.5	40.1
Finished goods and merchandise	17.3	15.8	21.2
Less: valuation allowance	(9.7)	(8.4)	(9.3)

Inventories, net	70.7	71.5	103.2

Deferred bid costs, net (a)	9.6	9.3	8.7

Total inventory and deferred bid costs, net	80.3	80.8	111.9

(a)	These are costs incurred that are linked to the awarding of future turnkey contracts, the signing of which can be reasonably expected.

Note 16 — Accounts and notes receivable, net

	6/30/2003	12/31/2002	12/31/2001

	In millions of euro
Other receivables on contracts	711.0	725.1	597.1
Holdbacks	—	—	7.3
Doubtful receivables	39.7	41.0	42.0
Valuation allowance	(39.7)	(40.5)	(40.5)

Total accounts and notes receivable, net	711.0	725.6	605.9

             Owing to the Group’s business, its customers are primarily major oil and gas, petrochemical and oil services companies.

             The maturities of receivables correspond to contract operating cycles.

             The financial position of every customer is reviewed periodically. All potential risks are covered by provisions which have never revealed themselves insufficient in the past on the Group scale.

Note 17 — Other current assets, net

	6/30/2003	12/31/2002	12/31/2001

	Net	Net	Net

	In millions of euro
Deferred tax assets (cf Note 8 (c))	100.6	73.6	90.1
Value-added tax	81.6	40.0	47.9
Prepaid income tax and other current tax	14.7	62.6	48.5
Advances to unconsolidated subsidiaries	2.8	7.8	6.1
Joint venture associates current accounts	14.4	16.8	18.6
Receivables from suppliers	15.1	2.5	3.5
Receivables from employees	2.0	1.4	2.8
Dividends receivable	—	1.5	—
Prepaid expenses	37.2	53.4	30.8
Insurance indemnities receivable	7.5	5.4	19.4
Funds in escrow	—	68.9	66.0
Bond redemption premium	61.8	73.5	—
Receivable from sale of CB3 building	90.0	—	—
Accrued expenses	62.6	—	—
Other	114.0	114.2	84.4

Total other current assets, net	604.3	521.6	418.1

Note 18 — Cash and cash equivalents

	06/30/03	12/31/02	12/31//01

	In millions of euro
Marketable securities *	81.1	99.1	149.8
Cash on hand	553.1	642.0	613.6

Total cash and cash equivalents (Marketable securities + Cash on hand)	634.2	741.1	763.4

* including shares held by the company and allocated to stock options.

Note 19 — Shareholders’ equity

(a)	Changes in shareholders’ equity

             At June 30, 2003, Technip’s common stock consisted of 23,408,004 shares with a par value of EUR 3.05 each. The changes which occurred since December 31, 2001 are listed below:

		Common stock
	Number of shares	in millions of euro

Common stock as of December 31, 2001	26,713,448	81.5
Capital increase related to exercise of stock options (1)	23,330	0.1
Capital increase following merger with Isis (2)	48,565	0.1
Capital increase reserved for employees (3)	98,614	0.3
Cancellation of shares held by Isis (4)	(1,847,376)	(5.6)
Cancellation of CGG shares (5)	(511,253)	(1.6)
Cancellation of shares held by the company (6)	(1,117,324)	(3.4)

Common stock as of December 31, 2002	23,408,004	71.4

Common stock as of June 30, 2003	23,408,004	71.4

a.	These increases come from the exercise of stock options granted to employees as described in Note 19 (d).

b.	The merger with ISIS was carried out when Technip held 99.05 percent of ISIS. The merger was a waiver merger and minority compensation by means of a capital increase was quite low.

(3)	Capital increase reserved for employees: the terms of this operation were approved by the Shareholders’ Meeting of June 20, 2002.

(4)	The merger ended the cross holdings between Technip and ISIS consisting of 1,847,376 shares deducted from shareholders’ equity in 2001. These shares were canceled in July after the merger, pursuant to the head of agreement dated July 2001.

(5)	The Technip group took the place of ISIS after the merger to exchange the CGG shares for the Technip shares held by IFP, in accordance with the exchange promises signed in 2001. Technip then canceled its own shares.

(6)	In 2002, the Technip group continued to buy back its own shares on the market, and then canceled all its acquired shares except for 49,500 shares set aside to cover stock option plans.

(b)	Capital structure

	6/30/03	12/31/2002	12/31/2001

IFP	6.8%	6.8%	7.9%
Gaz de France	7.3%	7.3%	6.4%
Total	3.8%	3.8%	4.7%
Employees	2.6%	2.6%	2.5%
Treasury shares and shares held by subsidiaries (*)	0.6%	0.2%	9.2%
Public	78.9%	79.3%	69.3%

Total	100.0%	100.0%	100.0%

(*) Position at June 30, 2003: 141,723 treasury shares.

Position at December 31, 2002: 49,499 treasury shares

Position at December 31, 2001: 623,595 treasury shares; and 1,847,376 shares held by subsidiaries, or a total of 2,470,971 shares.

(c)	Stock option plans

             The 1998 stock option plan was authorized by the Shareholders’ Meeting of April 30, 1998 and implemented by the Board of Directors’ meeting of April 30, 1998. It replaces the last segment of the 1996 plan for the number of options remaining and will use the shares purchased by the company. It has a life of five years.

             The 1999 plan was authorized by the Shareholders’ Meeting of April 30, 1999 and implemented by the Board of Director’s meeting of April 30, 1999. It has a life of five years.

             The 2000 stock option plan was authorized by the Annual Shareholders’ Meeting of April 28, 2000 and implemented by the Board of Directors’ meeting of December 14, 2000. It has a life of eight years.

             The 2003 stock subscription plan was authorized by the Shareholders’ Meeting of June 20, 2002 and implemented by the Executive Committee meeting of December 9, 2002. It has a life of six years.

(d)	Unrealized exchange gains (losses)

             Unrealized exchange gains (losses) come from converting to euros the financial statements of foreign subsidiaries as described in Note 1 (f).

(e)	Consolidated reserves

             Distributing certain reserves included under shareholders’ equity would entail paying an additional tax or dividend tax credit.

Note 20 — Accrued liabilities

             The valuation principles for accrued liabilities are described in Note 1 (p).

	6/30/2003	12/31/2002		12/31/2001

	In millions of euro
Foreseeable losses on contracts	6.6	5.5		4.8
Contingencies related to contracts	77.1	59.5		53.2
Other contingencies	44.0	43.1		35.5
Dry-docking provision	6.0	7.7		14.7
Expenses to complete contracts	67.4	74.9		128.2
Restructuring	3.4	4.2		4.6
Other	21.5	47.6(*	)	16.5

Accrued liabilities	226.0	242.5		257.5

(*) Includes the following contingencies:

- provision for CAMC disposal: EUR 16.9 million

- provision for exchange losses: EUR 10.3 million

Note 21 — Financial debt

a)	Analysis by type

	6/30/2003	12/31/2002	12/31/2001

	In millions of euro
Convertible bonds (a)	735.1	765.3	—
Bank borrowings (b)	185.5	187.7	1,394.9
Commercial paper, short-term	365.0	276.0	184.5
Bank overdrafts	14.2	7.2	33.9
Refundable advances	6.0	6.2	6.1
Loans to employees	—	—	0.1
Accrued interest payable	3.7	—	3.9
Leasing and other	3.3	4.7	15.5

Total financial debt	1,312.8	1,247.1	1,638.9

Financial debt, short-term ( c)	389.4	297.0	456.7
Financial debt, long-term	923.4	950.1	1,182.2

(a)	At the end of January 2002, Technip issued a debenture loan with a conversion option into new shares and/or exchange for outstanding shares (OCEANE offer) for an initial amount of EUR 793.5 million, maturing on January 1, 2007, for bonds not converted to shares by that date.

The OCEANE offer, which received final approval from the COB on January 22, 2002, has the following characteristics:

•	Issued at a price of EUR 170 (number of bonds issued: 4,667,647),

•	A coupon payable on January 1 of every year of 1 % of the face value of the bonds,

•	A January 1, 2007 redemption date for any bonds not converted to shares by that date,

•	A bond redemption price as of January 1, 2007 of EUR 190.07 if not converted or exchanged,

•	A gross actuarial yield rate for bond investors of 3.25 % a year if not converted or exchanged.

Earnings from the bond issue were used to repay in part the loan taken out by Technip to finance the purchase of the Coflexip shares.

Technip redeemed 165,653 convertible bonds in December 2002 for EUR 26.9 million and 178,141 convertible bonds in the first half of 2003 for EUR 29.7 million.

Under the issue contract that received final approval from the COB on January 22, 2002, the 343,794 convertible bonds redeemed were canceled, bringing the total amount down to EUR 735.1 million as of June 30, 2003 (from a total of EUR 765.3 million as of December 31, 2002).

(b)	Bank borrowings as of June 30, 2003 included mainly:

1.	A total of USD 141.2 million (EUR 123.6 million) in bank borrowings has been used by Coflexip SA and some of its eligible subsidiaries out of a total credit facility of USD 350 million extended by a group of banks to finance part of the acquisition of the Aker Maritime ASA Deepwater Division in January 2001. This credit facility is fully reimbursable at maturity, which is June 26, 2006.

2.	The use of EUR 56 million out of a credit line set up to finance the OCEANE redemption, which matures on December 31, 2007.

(c)	The short-term financial debt of EUR 389.4 million includes the following:

•	Commercial paper for EUR 365 million (1 to 3 month term),

•	EUR 8.8 million corresponding to the short-term part of the group’s long-term debt,

•	Other bank overdrafts and lines of credit for EUR 14.2 million.

Note 22 — Other creditors

	6/30/2003	12/31/2002	12/31/2001

	In millions of euro
Payroll costs	73.8	62.0	66.9
Social security charges	10.9	20.6	18.4
Income and value-added taxes	252.4	276.7	294.1
Deferred income	19.5	7.1	4.4
Debts on fixed assets	9.4	15.7	9.9
Unrealized exchange gains	13.4	—	14.2
Ongoing projects accruals	92.0	78.6	63.5
Fees accruals	—	1.9	2.1
Current accounts on ongoing projects	—	28.9	—
Debt covered by a guarantee	—	68.9	66.0
Subsidies	7.0	7.0	6.7
Other	214.4	188.7	116.1

Total other creditors	692.8	756.1	662.3

Note 23 — Transactions with affiliates

No significant transactions occurred with affiliated companies during the first half of 2003.

Note 24 — Off-balance sheet commitments

Off-balance sheet commitments are presented below, and the part applicable to financial debts is presented in Note 21. All significant off-balance sheet commitments are described below.

(a)	Leasing contracts

             The Group rents various equipment, vessels and buildings, which are generally covered by leasing contracts expiring in the next ten years. At that time, the Group will probably be required to renew or change them.

             Leasing costs recorded in the first half of 2003 amounted to EUR 17 million (including vessel leasing expenses totaling EUR 7.2 million), compared with EUR 41.3 million in 2002.

             As of June 30 2003, the Group had commitments under lease-finance and long-term rental agreements based on the following schedule:

	Capital	Operating
	lease	lease

	In millions of euro
At December 31:
2003	1.5	26.2
2004	1.6	22.1
2005	0.2	20.5
2006	—	16.1
2007	—	10.6
2008 and thereafter	—	19.2

Total commitments in terms of maturities	3.3	114.7
Less: interest	(0.4)	—

Total current net value	2.9	114.7

             In the second quarter of 2003, Coflexip withdrew from its Dove contract (long-term rental of a vessel).

             In 2003, 2002 and 2001, no significant new leasing contract was signed by the Group.

(b)	Commercial and bank guarantees given and received

             Commitments by the Group are listed below:

	6/30/03	12/31/02	12/31/01

	In millions of euro
Commitments given	1,985.4	1,696.2	1,558.1
Commitments received	572.4	445.3	474.0
Parent company guarantees	10,546.5	8,807.6	5,507.0

             Commitments given are mainly pledges, guarantees or counter-guarantees given by banks and insurance companies to different customers for the proper performance of our contracts or following holdback payments. Approximately 45 % of the commitments given are due over a period of less than one year and 55 % are due over a period of less than five years.

             Commitments received correspond mainly to pledges or guarantees received from suppliers or sub-contractors for ongoing contracts, of which 35 percent could be called upon over 12 months and approximately 65 percent over 24 months.

             Parent company guarantees given by the parent company to customers cover the proper performance of the ongoing contract concerned until the guarantees expire, or for approximately five years.

(c)	Hedging of risks

Non-recurring events and litigation

The Technip-Coflexip group is occasionally involved in legal proceedings or claims in the ordinary course of business. However, the Group is of the opinion that the probable outcome of these actions is not likely to affect the financial position, earnings, assets or operations of the company or its subsidiaries either now or in the recent past.

The principal current legal proceedings are listed below:

Acquisition of the Aker Maritime ASA Deepwater Division:

Following this acquisition, Coflexip notified Aker Maritime that under the price adjustment provisions of the Share Purchase Agreement, it was entitled to a USD 136.7 million reduction in the purchase price of the Deepwater Division. Under an initial arbitration sentence issued in 2002, it was possible to confirm the mandate of the independent auditor.

In 2003, Aker agreed to reimburse Coflexip the sum of USD 43.8 million, which was deducted from goodwill. Coflexip and Aker have decided to suspend the arbitration proceedings underway.

Other pending litigation:

On December 21, 2001, a French company filed a complaint with the Versailles Commercial Court against Coflexip, Coflexip Stena Offshore Limited and Coflexip Stena Offshore International, alleging that Coflexip violated several confidentiality agreements. The same company also brought an action before the Scottish courts against Coflexip for a patent infringement related to “pipe-in-pipe” technology.

Technip believes that based on the available information, these allegations are unfounded and that its probability of exposure in these disputes is negligible.

Siemens subcontracting on the Peterhead contract:

A dispute is currently underway between a German subsidiary of Technip, M. Seiffert / Energie (MSE) and the Siemens Company concerning a price adjustment under a contract signed by both companies in 1998 for an amount totaling EUR 22 million for the construction of high pressure connection piping at Scottish Electric’s Peterhead electrical power plant. The contract was completed successfully from a technical standpoint, but Siemens refuses to accept a major increase (30 to 50 percent) in the scope of services rendered. The matter was referred to an arbitration panel on the recommendation of MSE. The panel has been set up and is expected to hear the case sometime during the second half of 2003.

Environmental considerations

             The Group is subject to various environmental regulations in the countries in which it operates. It is also subject to local, national and international regulations regarding storage, transport and atmospheric emissions.

             The Group could be held liable for releasing any hydrocarbons or hazardous substances on offshore platforms, pipelines, storage tanks or other facilities the Group may have planned, built or installed in the past or that it may be in the process of planning, building or installing.

             Therefore, the Group has adopted strict ground pollution management procedures to limit any damage to the environment, but also to limit its financial exposure to this kind of risk. Furthermore, the Group has taken out the appropriate insurance against environmental risks, in accordance with current industry practices.

             As a result, the Group believes it is in compliance with all the environmental requirements in force as applied to its operations.

Note 25 — Exposure to market risks and financial instruments

(a)	Liquidity risk

A- The Technip group is funded under a Group policy implemented by the Finance and Control Division.

B- Cash management is centralized at the head office and is coordinated through the financial centers housed within the Group’s major operating subsidiaries.

In 1999, Technip created the GEIE [economic interest group] Technip Eurocash, which acts as a cash clearinghouse for the different companies in the group, in compliance with the various laws and regulations in force locally.

On February 28, 2003, the annual and special shareholders’ meeting of the members of the group approved converting GEIE Technip Eurocash to a partnership (SNC) effective February 28, 2003.

Hence Technip Eurocash entered into a cash management agreement with the subsidiaries of the group to act as a clearinghouse for their cash surplus, covering their needs by pooling the group’s financial resources except when economic and financial conditions are such that it is preferable to borrow on the local market. The Technip Eurocash management committee, which includes representatives from the partner companies in SNC Technip Eurocash, meets several times a year.

C- In late January 2002, Technip took advantage of timely market conditions to issue a debenture loan convertible to new shares and/or exchangeable for outstanding shares (OCEANE) for a nominal amount of EUR 793.5 million, which is described in detail in Note 21.

Technip thus extended the average maturity of its debt (by replacing a debt redeemed biannually from June 30, 2002 to December 31, 2006, by a bond issue redeemable on a single date — January 1, 2007 — if there is no conversion) in exchange for a cash discount.

D- At June 30 2003, the Group had various unused financial resources available to finance its needs, e.g.:

1 / Multi-currency credit lines amounting to EUR 320 million granted by eight banks to Technip Eurocash with some maturing in 2003 and others in 2004. These may be renewed several months before their respective maturity dates.

2 / A EUR 387 million and a USD 49 million (EUR 42.9 million) credit line granted to Technip by a pool of banks in October 2001. These amounts correspond to the balance remaining on the bank loan taken out during the tender offer on Coflexip by a pool of banks, initially EUR 1,265 million, and USD 70 million after the different repayments made since October 2001.

This credit line has the following features (since an amendment to the September 28, 2001 loan agreement was signed on March 20, 2002.

•	The available amount of EUR 387 million is reduced by EUR 35 million on December 31, 2004, with the balance to be reduced by four equal biannual payments starting on June 30, 2005.

•	The available amount of USD 49 million continues to be reduced by equal amounts on June 30 and December 31 of each year until December 31, 2006.

•	This credit line is not guaranteed by collateral on the assets of the Group.

The credit line also comes with the usual commitments for this kind of financing from the main entities in the Technip group, including the quarterly obligation to maintain a hedging ratio of consolidated net debt to consolidated EBITDA of 3.0 or less over the past twelve months.

3 / The unused balance of EUR 4 million out of a EUR 60 million bank loan granted to Technip maturing on December 31, 2007 for the purpose of repurchasing convertible bonds (cf. Note 21 (a)). It entails the same commitments as those cited for the above credit line.

4 / The balance not used by Coflexip SA and its eligible subsidiaries amounting to USD 209 million (EUR 182.9 million) out of the bank loan totaling USD 350 million taken out to finance the acquisition of the Aker Maritime ASA Deepwater Division. This loan is not guaranteed by collateral on assets belonging to the Group. It involves the usual commitments for this kind of financing by the companies in the Coflexip group considered eligible borrowers. It also includes a quarterly obligation for the Coflexip consolidated sub-group to maintain a hedging ratio of consolidated net debt to EBITDA of 0.3 or less over the past twelve months, and a debt-equity ratio of 0.6 or less.

5 / Different unused bank loans totaling EUR 30.1 million.

The credit agreements for these various loans do not include an early payment clause in the event the borrower’s rating is downgraded.

As of June 30, 2003, bank credit lines confirmed and available for the Group (except for the unused balance in the EUR 60 million bank loan earmarked to finance the partial buyback of convertible bonds) totaled EUR 963, out of which EUR 605 million are available after June 30 2004. The outstanding commercial paper issued on the same date amounted to EUR 365 million for periods of one to three months under the program reported to the Banque de France for a maximum amount of EUR 600 million.

E- The long-term financial debt schedule for 2003, 2004 and 2005 totaling EUR 29.8 million is broken down below:

6/30/2003

In millions of euro
2003	22.9
2004	4.0

In millions of euro	6/30/2003

2005	2.9

(b) Foreign exchange risk

As described in Note 1(e), Technip uses financial instruments to protect itself from foreign exchange risks to which it is exposed by its business activity. Foreign exchange hedges by the Group correspond to real commercial transactions. Foreign exchange hedging is spread out over several bank counterparties selected after analysis.

The principal hedging instruments are listed below:

		12/31/02
	6/30/03	In millions of euro	12/31/02
	Nominal value	Nominal value	Nominal value

Purchase of foreign currencies against national currency (forward contracts and currency swaps)	545.2	545.9	98.3
Sale of foreign currencies against national currency (forward contracts and currency swaps)	1,755.3	1,182.8	738.0
Purchase or sale of foreign currencies against other foreign currencies	271.8	171.2	90.5

(c) Interest rate risk

The Group does not use financial instruments for purposes of speculation.

As of June 30, 2003, before using variable interest rate hedges (rate swaps), total fixed-rate debt amounted to EUR 761.4 million, including mainly the EUR 735.1 million debenture loan.

In addition, the Group hedged USD 109 million of its variable-rate bank debt by swaps converting it to a fixed rate. The debt underlying these hedges is linked to a portion of the bank loan used to finance the Aker Maritime ASA Deepwater Division and to finance the Sunrise project.

In all, the fixed rate debt amounted to EUR 856.9 million as of June 30, 2003.

Interest rates were hedged with bank counterparties meeting the Group’s criteria.

(d) Credit risk

Because of the fact that the world market for the production, transport and processing of oil and gas and derivatives, as well as the other relevant industrial sectors, are dominated by a small number of players, the Group does business with a limited number of customers. Before signing any contracts, the Group conducts credit risk analyses and has introduced customer monitoring and payment procedures.

To date, in 2003, the Group has not noted any significant payment defaults by its customers.

Note 26 — Events occurring after the end of the period

The Technip-Coflexip annual shareholders’ meeting of June 11, 2003 approved all the resolutions proposed, which concern mainly the purchase merger of Coflexip by Technip-Coflexip, and the change in the parent company’s corporate name, which is now Technip.

Note 27 — Scope of Consolidation

             List of the principal consolidated companies as of June 30 2003

		June 30 2003
Consolidated Companies	Country	% Control

Technip	France	Consolidating entity
Technip France	France	100%
TPL — Technologie Progetti Lavori SpA	Italy	100%
Technip Italy SpA	Italy	100%
TPG UK	United Kingdom	100%
Technip TPS	France	100%
Technip Iberia	Spain	100%
S.C.I. CB3 Défense	France	100%
Technip Overseas	Panama	100%
Technip Benelux NV	Belgium	100%
Technip Capital	Belgium	100%
ABAY Engineering	Belgium	100%
Technip Far East	Malaysia	100%
Technip Anlagenbau GmbH	Germany	100%
Technip International AG	Switzerland	100%
TTIL SNC	France	100%
KT India	India	100%
Technip Upstream Houston (ex. CBS Engineering)	USA	100%
Technip USA	USA	100%
Technip Benelux BV	The Netherlands	100%
Technip Americas	USA	100%
Technip Holding Benelux Group	The Netherlands	100%
Technip KTI SpA	Italy	100%
Technip Germany	Germany	100%
HER	Germany	100%
MSE	Germany	100%
Technip Eurocash GEIE	France	100%
IG Spa	Italy	100%
Technip Singapore	Singapore	100%
Technip Middle East	United Arab Emirates	100%
TP Engenharia	Brazil	100%
Citex	France	100%
Eurobatch	France	100%
SNPE Ingénierie Défense	France	100%
Technip Portugal	Portugal	93.75%
Technip CIS	Russia	70%
EPC — Business BV	The Netherlands	66.67%
Technipnet BV	The Netherlands	67%
Technip Angola	Angola	40%
Technip Tianchen	China	60%
Technip India	India	50%
BRI-Technip (Q-CHEM)	Qatar	50%
TP Saudi Arabia	Saudi Arabia	40%
Consorcio Contrina SNC/CCSV/CCV	France/Venezuela	34.4%
Technip Geoproduction Malaysia	Malaysia	30%
UCIFZC	United Arab Emirates	50%
Madecos (TSKJ/LNG)	Portugal	25%
Technip Nouvelle Calédonie	France	100%
PT Technip Indonesia	Indonesia	97.7%
Bechtel Technip Goro. L.L.C	USA	70%
Omifpro & Fertilizer	France/Italy	50%
Technip Engineering Thaïland	Thailand	49%
Technip Engineering (B)	Brunei	49%
Tipiel	Colombia	44.1%
Nargan	Iran	20%
TP Oil & Gas	The Netherlands	100%
TP Biopharm	USA	85%
CTME FZCO	United Arab Emirates	50%
DIN S.A. / Dit Harris	Venezuela	20%
SEAL	France	100%

		June 30, 2003
Consolidated Companies	Country	% Control

Coflexip	France	Parent
Cofleximmo	France	100%
Technip Marine	France	100%
Angoflex	France	100%
Technip Offshore International	France	100%
Coflexip Développement	France	100%
Technip Offshore N.V	The Netherlands	100%
Technip Offshore Contracting B.V	The Netherlands	100%
Technip Offshore Holdings Ltd.	United Kingdom	100%
Technip Offshore Ltd.	United Kingdom	100%
Technip Offshore Ships One Ltd.	United Kingdom	100%
Technip Offshore Ships Three Ltd.	United Kingdom	100%
Technip U.K. Holdings Ltd.	United Kingdom	100%
Coflexip U.K. Ltd.	United Kingdom	100%
Perry Slingsby Ltd.	United Kingdom	100%
DUCO Ltd.	United Kingdom	100%
Genesis Oil and Gas Consultants Ltd	United Kingdom	100%
Technip Offshore Norge AS	Norway	100%
Technip Norge A/S	Norway	100%
Coflexip Stena Offshore A/S	Norway	100%
Technip-Coflexip U.S.A. Holding Inc.	USA	100%
Technip Offshore Contractors Inc.	USA	100%
R.J. Brown Deepwater, Inc	USA	100%
DUCO Inc.	USA	100%
Coflexip Maritime Inc	USA	100%
Technip Offshore Inc	USA	100%
Technip Offshore Mooring Inc	USA	100%
Genesis Oil and Gas Consultants Inc	USA	100%
Gulf Marine Fabricators Inc	USA	100%
Perry Slingsby, Inc.	USA	100%
Technip Offshore Canada Ltd	Canada	100%
Stena Offshore (Jersey) Ltd.	Jersey	100%
Coflexip Stena Offshore (Mauritius) Ltd.	Mauritius	100%
Flexservice N.V	Netherlands Antilles	100%
Sunflex Offshore N.V	Netherlands Antilles	100%
Flexone N.V	Netherlands Antilles	100%
Brasflex Tubos Flexiveis Ltd	Brazil	100%
Brasflex Overseas Inc	Virgin Islands	100%
Sea Oil Marine Services Inc	British West Indies	100%
Flexibras Tubos Flexiveis Ltd	Brazil	100%
Technip Coflexip Oceania PTY Ltd	Australia	100%
Technip CSO Australia PTY Ltd.	Australia	100%
Technip CSO Oceania Pty Ltd	Australia	100%
Technip CSO Oil and Gas Pty Ltd	Australia	100%
Genesis Oil and Gas Consultants Pty Ltd	Australia	100%
South East Marine Engineering & Construction Ltd.	India	78.2%
Technip Rauma Offshore Oy	Finland	100%
Mantyluoto Works OY	Finland	100%
Coflexip Singapore PTE Ltd	Singapore	100%

I I I—STATUTORY AUDITORS’ REPORT

TECHNIP
(FORMERLY TECHNIP-COFLEXIP)

REPORT ON A LIMITED REVIEW OF THE

CONSOLIDATED HALF YEARLY FINANCIAL STATEMENTS

FOR THE PERIOD JANUARY 1 THROUGH JUNE 30, 2003

(Articles L. 232-7 of the Commercial Code and 297-1 of the Decree of March 23, 1967)

BARBIER FRINAULT & AUTRES	CLAUDE CHARRON
Ernst & Young	Auditors
Auditors	Members of the Versailles Institute
Members of the Versailles Institute	2, place de la Gare
41, rue Ybry	95210 Saint-Gratien
92576 Neuilly-sur-Seine Cedex

To the Shareholders,

In our capacity as auditors and pursuant to Article L. 232-7 of the Commercial Code, we have conducted the following:

•	A limited audit of the consolidated statement of business and income, presented in the form of the interim consolidated financial statements of the Technip company, for the six-month period ended June 30, 2003, as attached to this report;

•	the verification of the data given in the half-year report.

These interim consolidated financial statements were prepared under the authority of your board of directors. Our role is to express an opinion of these statements based on our limited audit.

We conducted our audit in accordance with the professional standards applicable in France. These standards require us to exercise moderate care so as to obtain the assurance — of a lower level than that resulting from a full audit — that the interim consolidated financial statements do not contain any material misstatements. This type of examination does not include all the verifications appropriate to a full audit, but is limited to implementing analytical procedures and to obtaining from the senior executives and from any competent person any data deemed necessary by us.

On the basis of our limited examination, we did not detect any significant misstatements liable to call into question the interim consolidated financial statements in terms of compliance with French accounting rules and principles, or the fair presentation they give of the assets, financial position and earnings of the unit made up of the companies included in the consolidation.

In accordance with the professional standards applicable in France, we also verified the data given in the half-year report commenting on the interim consolidated financial statements subject to our limited examination.

We have no comment to make on the fairness of the statements or on their consistency with the interim consolidated financial statements.

Neuilly-sur-Seine and Saint-Gratien, September 8, 2003

The Statutory Auditors

BARBIER FRINAULT & AUTRES	Claude CHARRON
Ernst&Young
René Proglio